                                                                      EXHIBIT 13


                               1998 ANNUAL REPORT

                       [SCENIC PHOTOGRAPH IN BACKGROUND]

                             [MESA AIR GROUP LOGO]

                              RETURN TO EXCELLENCE

                               [SCENIC PHOTOGRAPH]



                              "1998 was a year of
                              transition for Mesa.
                           We made a lot of promises
                           in our 1997 report to you.
                        We feel we have come a long way
                       toward fulfilling those promises."




       /s/ Paul R. Madden                  /s/ Jonathan G. Ornstein
       Paul R. Madden,                     Jonathan G. Ornstein,
       Chairman                            President and Chief Executive Officer

LETTER TO THE
SHAREHOLDERS

[PHOTOGRAPH OF JONATHAN G. ORNSTEIN (LEFT)
 AND PAUL R. MADDEN, CHAIRMAN]



TO THE SHAREHOLDERS:

       It is INDEED a new day at Mesa.

       While we are reporting on Fiscal Year 1998, which was a difficult year for Mesa financially, we are also delighted to report that changes made toward the end of the year have been the catalyst for the renaissance Mesa is now experiencing.

       In our 1997 report, your management committed to focus on five constituencies: our customers, our airline partners, our regulatory authorities, our employees and our shareholders. We have worked very hard in the last year to make significant improvements in each of these areas. To meet and exceed the expectations of just one of these groups, we must meet and exceed the expectations of all.

OUR CUSTOMERS:

       During this past year, we recommitted ourselves to return Mesa to its prior level of outstanding performance and service. Our on-time performance record as measured by the Department of Transportation to the date of this writing bests that of all of the top ten major carriers -- at 85.16%. Weekly, we experience 100% completion days, and, on average, our dispatch reliability in recent months has been 99%. We attribute this directly to the enthusiasm and professionalism of our people in the field. And while we know these numbers are favorably embraced by the passengers, it's nice to receive hundreds of letters complimenting the outstanding efforts made by crew members, ground staff, reservation agents, and others who make up Mesa's front line team. Superior on-time performance and completion ratings coupled with friendly service has significantly improved the overall response we receive from our passengers.

OUR AIRLINE PARTNERS:

       During Fiscal Year 1998, Mesa's relationships with its airline partners suffered several serious setbacks. After successfully turning around two near bankrupt United Express carriers (Aspen Airways, operating out of Denver, and WestAir, operating on the West Coast), purchased in 1990 and 1992 respectively, Mesa's overall operations were seriously disrupted when United Airlines decided not to renew Mesa's WestAir contract and to cancel Mesa's Denver contract. At about the same time, America West cancelled Mesa's America West Express contract. Also at that time, US Airways was expressing concerns related to Mesa's performance and aircraft deployment.

       Beginning in April 1998, responding to these cancellations and concerns, Mesa's new management shut down its unprofitable Fort Worth regional jet operation which enabled your company to provide additional jets to US Airways to immediately escalate the level of service in that system. Management also negotiated and signed a new six-year agreement with America West under which your company, in conjunction with America West, has been able to greatly expand those operations. Your company also consolidated the non-East Coast Beech 1900D operation and its Florida operations by placing these operations in our Air Midwest subsidiary, creating a one fleet type operation that continues to operate at or near the top of all US Airways Express carriers.

       Following cancellation of Mesa's United Express contract, Mesa successfully disposed of 40 Beech 1900D aircraft, 21 Jetstreams, and 36 Brasilias, which has permitted a faster emergence into a substantial regional jet program. Mesa's fleet is now comprised of 24 Canadair regional jets, 12 de Havilland Dash 8-200s and 79 Beech 1900Ds. Slated for delivery are an additional eight regional jets during the next eight months. We also anticipate ordering more regional jets for deliveries commencing in fiscal year 2000.



                                IT'S A NEW DAY!

       As part of the many operational changes taking place, Mesa's headquarters were moved to Phoenix, Arizona from Farmington, New Mexico in October 1998 and our Training Center, previously located near Dallas, Texas, has also been moved to Phoenix.

       Restructuring our fleet of aircraft and our immediate actions to return Mesa's performance to a high level, has, in addition to significantly increasing customer satisfaction, gone a long way in regaining the confidence of our airline partners.

OUR REGULATORY AUTHORITIES:

       Following Mesa's entry into the Consent Order in 1997 with the FAA, Mesa made significant changes in senior management. These changes included adding new Vice Presidents in the areas of Flight Operations, Safety and Regulatory Compliance, and Maintenance. Each of these new additions to senior management has an excellent track record with the FAA, as well as an extensive background in the airline industry. In addition, we have directed significant time and financial resources to upgrading all of our systems. Management intends to take full advantage of the technology available in our industry to satisfy our regulatory requirements and bring us to new levels of efficiency and performance excellence.

OUR EMPLOYEES:

       It is no secret that, in general, the airline industry has historically had difficult relations with employees. Knowing this and believing that the fundamental cause of these difficulties is ineffective communication, Mesa has made significant efforts in the past year to concentrate on improving employee communications and relations. We are seeing the direct results of these improvements through better performance.

       Senior management road trips, motivational videos, a clean-up and focus on station appearances and equipment, perfect attendance reward programs, a toll-free weekly CEOvoice message, a response-guaranteed email system in which we literally receive hundreds of email each week, pizza parties for 100% completion, turkeys at Thanksgiving, seasonal employee parties, a company store that sells almost anything you can print a logo on, and a new corporate image have brought our team closer together. Despite having operations from coast to coast, our employees are a cohesive group, and their commitment is essential to our success. Each person is part of the Mesa team. These are the people who are responsible for the success Mesa has enjoyed during the past six months.

       In recognition of everyone's contribution, in May 1999, Mesa Airlines was honored with the 1999 Regional Airline Management-Pilot Teamwork Award presented by Professional Pilot Magazine.

OUR SHAREHOLDERS:

       While the year saw Mesa stock reach a new low, by year-end our stock closed in a much stronger position. It is our belief that if all the other pieces -- our customers, our regulators, our airline partners and our employees -- come together the financial picture will take care of itself. Evidence of Mesa's return to excellence first became visible in the second half of 1998 when we reported our first profit in over two years. While earnings go a long way in restoring the confidence of our shareholders, we feel the stock does not adequately reflect the long-term value of your company. We are confident as we go forward that this too will fall into place.

       Beginning in April 1998, we undertook to bring to Mesa a new and highly experienced management team. Of the seventeen top managers at Mesa, all have been replaced in the past year. It is important to note that all of Mesa's new senior management team came to Mesa at lower salaries and with enhanced option and bonus programs based on profitability, reflecting their confidence in the future of our company. While there is still much work to be done, the new management team has done a tremendous job thus far.

       Fiscal Year 1998 was a year of transition for Mesa. We made a lot of promises in our 1997 Fiscal Year report to you. We feel we have come a long way toward fulfilling those promises. Mesa, working closely and in cooperation with its airline partners, is poised to move forward and reclaim its position as the nation's largest independent and most successful regional carrier.

We thank you for your continued support.




                               /s/ Paul R. Madden
                                 Paul R. Madden,
                                    Chairman


                            /s/ Jonathan G. Ornstein
                              Jonathan G. Ornstein,
                      President and Chief Executive Officer


                          [3 PHOTOGRAPHS OF AIRPLANES]

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 10-K/A

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES
     EXCHANGE ACT OF 1934

  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1998 COMMISSION FILE NUMBER 0-15495

                              MESA AIR GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    NEVADA                                       85-0302351
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

  410 NORTH 44TH STREET, SUITE 700, PHOENIX,                       85008
                    ARIZONA
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (602) 685-4000

        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

          SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                           COMMON STOCK, NO PAR VALUE
                                (TITLE OF CLASS)

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

     The aggregate market value of the voting stock held by non-affiliates of the Registrant as of December 17, 1998:

                    Common Stock, no par value: $199,729,822

     On December 17, 1998, the Registrant had outstanding 28,369,081 shares of Common Stock.

                      DOCUMENTS INCORPORATED BY REFERENCE

  DOCUMENTS   FORM 10-K REFERENCE
  ---------   -------------------
    None             None

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

                                     PART I

     This Form 10-K includes certain statements, including statements regarding the Company's operations which we believe are within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or the negative of such terms and other comparable terminology. However, this Form 10-K also contains other forward-looking statements. Such statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which could cause Mesa's future results to differ materially from those expressed in any forward-looking statements made by or on behalf of Mesa. Many of such factors are not under Mesa's ability to control or predict. Readers are cautioned not to put undue reliance on forward-looking statements. Mesa disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. See, "FORWARD-LOOKING STATEMENTS."

ITEM 1.  BUSINESS

GENERAL

     Mesa Air Group, Inc. and its subsidiaries (collectively referred to herein as "Mesa" or the "Company") is an independently owned regional airline serving 108 cities in 28 states, the District of Columbia, Toronto, Canada, and Guaymas and Hermasillo, Mexico. Mesa operates a fleet of 112 aircraft and has approximately 1,000 daily departures. Mesa was originally incorporated under the name Mesa Air Shuttle, Inc. and began airline operations in August 1982.

     Mesa's airline operations are conducted by two regional airlines utilizing hub-and-spoke systems. Mesa Airlines, Inc. ("MAI"), a wholly-owned subsidiary of Mesa, operates as America West Express under a code-sharing agreement with America West Airlines, Inc. ("America West") and as US Airways Express under code-sharing agreements with US Airways, Inc. ("US Airways") and also operates an independent division, Mesa Airlines, from a hub in Albuquerque, New Mexico. Air Midwest, Inc., a wholly-owned subsidiary of Mesa, also operates under a code-sharing agreement with US Airways and flies as US Airways Express.

     Approximately 93% of Mesa's consolidated revenues for the year ended September 30, 1998, were derived from operations associated with code-sharing agreements with America West and US Airways. These code-sharing agreements allow use of the code-sharing partner's reservation system and flight designator code to identify flights and fares in the computer reservation system, permit use of the logo, service marks, exterior aircraft paint schemes, and uniforms similar to the code-sharing partners', and provide coordinated schedules and joint advertising. Mesa's passengers receive mileage credits in the respective frequent flyer programs of America West and US Airways, and credits in those programs can be used on Mesa's flights.

     During fiscal 1998, Mesa Air Group restructured its management and operations, including the following changes:

     - The appointment of Jonathan G. Ornstein as the new President and Chief Executive Officer of Mesa effective May 1, 1998.

     - The replacement of all of corporate officers of MAI and Mesa Air Group.

     - The restructuring of Mesa Air Group's Board of Directors, which included the appointment of four new outside directors.

     - The termination by United Airlines of the WestAir United Express code-share agreement and the subsequent cessation of operations by WestAir.

     - The termination by United Airlines of the Mesa Airlines Denver and Pacific Northwest United Express code-share agreement.

     - The execution of new code-share agreements with America West and US Airways.

     - The signing of a letter of intent by Mesa Air Group to acquire, as a wholly owned subsidiary, CCAIR, Inc., a Charlotte, North Carolina-based US Airways Express Airline.

     The cancellation by United of the code-sharing agreements of both WestAir and Mesa Airlines resulted in Mesa having 100 excess aircraft. As of September 30, 1998, 85 of these aircraft have either been returned to their respective lessors with Mesa's obligations with respect to the leases terminated, have been sold to other airlines or otherwise redeployed. Mesa is negotiating with various parties to dispose of the remaining 15 excess aircraft.

CORPORATE STRUCTURE

     Mesa is a Nevada corporation and has its principal executive office in Phoenix, Arizona. In addition to its airline operating subsidiaries, MAI and Air Midwest, Inc., a Kansas corporation and certificated air carrier ("Air Midwest"), Mesa owns WestAir Holdings, Inc., a California corporation, and the owner of WestAir Commuter Airlines, Inc. ("WestAir"), a certificated carrier, which ceased operations in 1998; and various non-airline operations which include:

     - MPD, Inc., a Nevada corporation d.b.a. Mesa Pilot Development, which operates Mesa's Training Programs for new pilots in conjunction with San Juan college in Farmington, New Mexico.

     - Regional Aircraft Services, Inc., a California corporation owned by WestAir Holdings, Inc., which performs component overhaul and repair services.

     - FCA, Inc., a Nevada corporation d.b.a. Four Corners Aviation, a fixed-base operation in Farmington, New Mexico.

     - Mesa Leasing, Inc. a Nevada corporation, a subsidiary established to assist Mesa's acquisition and leasing of aircraft.

     - MAGI Insurance, Ltd., a Barbados, West Indies based captive insurance company established for the purpose of obtaining more favorable liability rates for Mesa and its subsidiaries.

     Mesa and CCAIR, Inc., a regional airline based in Charlotte, North Carolina that operates under a code-sharing agreement with US Airways, announced in August 1998 that they had signed a Letter of Intent whereby Mesa would acquire CCAIR as a wholly owned subsidiary. The transaction would be valued at approximately $60 million (including $15 million of debt assumed) and is intended to be accounted for as a pooling of interests. The agreement contemplated by the Letter of Intent is an all stock transaction whereby Mesa would acquire all outstanding shares of CCAIR's common stock by issuing Mesa shares equivalent in value to $5.40 for each share of CCAIR common stock, subject to a maximum of .982 shares (at a Mesa share price of $5.50) and a minimum of .568 shares (at a Mesa share price of $9.50). Consummation of the transaction is subject to certain conditions, including completion of mutual due diligence, the negotiation and execution of a definitive merger agreement, receipt of regulatory approval, shareholder approval from both the CCAIR shareholders (as to the merger) and the Mesa shareholders (as to the issuance of Mesa shares in the merger), and satisfaction of closing conditions to be contained in a definitive purchase agreement.

     On January 28, 1999, Mesa announced that it had entered into a Merger Agreement whereby CCAIR will become a wholly-owned subsidiary of Mesa Air Group. The transaction, valued at approximately $53 million, reflects a $4.35 per share purchase price, a reduction from the $5.40 share price referred to in the press release issued August 28, 1998, announcing the letter of intent.

     Under the terms of the Merger Agreement, upon consummation of the merger, each outstanding share of CCAIR common stock will be converted into the right to receive a fraction of a share of Mesa common stock, determined by dividing $4.35 by the average Mesa share price for a specified ten day trading period prior to the closing. The conversion is subject to a maximum exchange ratio of .6214 if the Mesa share price falls below $7.00 and a minimum exchange ratio of .435 if the Mesa share price exceeds $10.

   MESA AIRCRAFT IN OPERATION BY CODE SHARE PARTNER AS OF SEPTEMBER 30, 1998

                                              BEECH              EMBRAER
                                              1900     DASH 8    BRASILIA    CRJ    TOTAL
                                              -----    ------    --------    ---    -----
US Airways Express..........................   68        --          1       12       81
America West Express........................    7        12         --        4       23
Mesa........................................    8        --         --       --        8
                                               --        --         --       --      ---
          TOTAL.............................   83        12          1       16      112
                                               ==        ==         ==       ==      ===

     In addition to carrying passengers, Mesa carries freight and express packages on its passenger flights and has interline small cargo freight agreements with many other carriers. Mesa has contracts with the U.S. Postal Service for carriage of mail by air to the cities it serves and occasionally operates charter flights when aircraft are not otherwise utilized for scheduled service.

CODE-SHARING RELATIONSHIPS

     Mesa's subsidiaries have one code-sharing agreement with America West and four separate code-sharing agreements with US Airways. Renewal of one code-sharing agreement with a code-sharing partner does not guarantee the renewal of any other code-sharing agreement with the same code-sharing partner.

     The code-sharing agreements provide for terms of six years for America West (expiring in 2004), and five to 10 years for US Airways (Air Midwest expires in 2000 in the Kansas City hub, and the various MAI agreements expire in 2003 in Pittsburgh and for the Canadair Regional Jets ("CRJ") service (described below) and 2004 in the New Orleans, Boston, Philadelphia, Tampa and Orlando hubs). Mesa intends to seek renewal of the Air Midwest US Airways code-sharing agreement. Although the provisions of the agreements vary, generally they are subject to cancellation should Mesa's subsidiaries fail to meet certain operating and performance standards, the breach of other contractual terms and conditions, and, in the case of the US Airways code-sharing agreements (other than the new CRJ service agreement described below), upon six months' notice by either party. The code-sharing agreements do not prohibit the major carrier from serving routes served by the various subsidiaries of Mesa. The code-sharing agreements contain varying provisions allowing Mesa's partners to terminate the agreements upon certain potential operational or "change in control" events. The agreements with US Airways provide that US Airways may terminate its code-sharing agreements upon a change in control of Mesa consisting of not less than 51 percent of the outstanding voting stock or a replacement of 50 percent or more of the members of the Board of Directors. A termination or expiration without renewal of any code-sharing agreements with America West or US Airways would have a material adverse effect on Mesa's business, financial condition, and results of operation.

     In November 1997, MAI entered into a new code-sharing agreement with US Airways to provide CRJ service between various domestic city pairs. The CRJ code-sharing agreement terminates five years after CRJ service first begins. but is subject to earlier termination by US Airways (i) in the event certain performance requirements are not met and remain uncured for 90 days or (ii) without cause on a "per aircraft basis" three years after such aircraft have been installed in the system upon 180 days' notice. In addition, payments to MAI are based on operating performance goals and may be increased or decreased based on actual results. For the fiscal year ended September 30, 1998, US Airways Express represented approximately 66% of the available seat mile (ASM) capacity of Mesa's aircraft and 70% of its consolidated revenue.

     Mesa operates 23 of its fleet of 112 aircraft as America West Express out of hubs in Phoenix, Arizona and Columbus, Ohio. For the fiscal year ended September 30, 1998, the America West Express operation represented approximately 27% of the ASMs of Mesa's aircraft and approximately 23% of its consolidated revenue. Mesa is currently operating four CRJ aircraft in the America West system, and intends to add one additional CRJ each month through September 1999. Allocation of additional CRJ aircraft is a forward looking statement and is subject to change depending on, among other factors, the availability of CRJ aircraft from the manufacturer, the willingness of management of America West to agree to deployment of additional aircraft, and changes in competitors' routes.

MARKET FACTORS

     The key factors supporting the regional airline market are:

     - Service in low-density markets which remain unattractive to major airlines and low-fare carriers;

     - Relationships with the major airlines, operating feeder service to hubs for connecting passengers under code-sharing arrangements;

     - Allocation of new-generation, lower-cost turboprop and smaller regional jet aircraft to routes that were traditionally larger jet routes;

     - Ability to provide complementary service in existing major airline markets by operating flights in scheduling gaps between those of the major air carrier; and

     - Lower costs than a major airline operating a similar route due to lower wages, more flexible work rules and more suitable aircraft for that particular route.

CORPORATE STRATEGY

     Mesa's long-term business strategy is to operate a competitive and profitable, high frequency, quality-service airline, primarily with a hub-and-spoke route system. The strategy is implemented through a disciplined approach to the regional airline business which incorporates (i) the previously discussed regional diversification, (ii) a focus on profitable markets, (iii) reactions to the changing economic and competitive environment , and (iv) a modern, efficient aircraft fleet that positions the airline to be able to capitalize on future growth opportunities.

     For Mesa's USAirways Express turboprop operations, Mesa's market selection process follows an in-depth analysis on a route-by-route basis. Agreement is then reached, where appropriate, with US Airways regarding the level of service and fares. Mesa believes that this selection process enhances the likelihood of profits in a given market. Under the America West Contract and the US Airways Express Regional Jet operation, market selection is accomplished by America West and US Airways respectively.

AIRLINE OPERATIONS

     In 1998, Mesa moved its corporate headquarters from Farmington, New Mexico and training department from Ft. Worth, Texas to Phoenix, Arizona. Departments included in the move were executives, flight operations including dispatch, accounting, training, personnel, and planning. Headquarters for Mesa's Air Midwest subsidiary is located in Wichita, Kansas.

     In July 1997, WestAir received a proposal from United Airlines to extend WestAir's code-share agreement which was due to expire on May 31, 1998. The Company did not accept the proposal due to significant cost increases proposed by United. The Company continued to negotiate with United. However, on July 22, 1997, United awarded eight of WestAir's Los Angeles contract markets to Skywest Airlines effective October 1, 1997, and subsequently granted WestAir additional markets sufficient to utilize the aircraft previously operating the eight Los Angeles markets awarded to Skywest. In November 1997, WestAir received notice from United that WestAir's code-sharing agreement would not be renewed upon its expiration on May 31, 1998.

     In September 1997, upon notice to United, Mesa began a reduction of service in some United Express markets from Denver and termination of service to other markets. The reduction in service and termination of certain markets was a result of significantly increased costs associated with operating from the new Denver International Airport and a 20 percent decrease in the average connecting fare received from United. The increased costs associated with operating from Denver International Airport and the reduction in connecting fares received from United resulted in a substantial operating loss in the Denver system in fiscal year 1997.

     In response to Mesa's notice to United to reduce and eliminate service in certain markets, United asserted that Mesa's past and proposed termination of service was a "material default" under the code-sharing agreement. United requested an increase in service in certain markets and claimed damages and remedies, including termination of the code-sharing agreement. Mesa claimed that the code-sharing agreement allowed Mesa to terminate service in an unprofitable market. In January 1998, United notified Mesa that it was canceling the Denver and Pacific Northwest code-sharing agreements effective September 30, 1998.

     In June 1997, United filed a lawsuit in the United States District Court for the Northern District of Illinois against Mesa Airlines and WestAir seeking a judicial declaration of the parties' rights and obligations under the code-sharing agreements. In response, Mesa filed a counterclaim against United for the termination of the Mesa code-sharing agreement and for damages resulting from the non-renewal of the WestAir code-sharing agreement. These lawsuits are discussed in further detail in Item 3, "LEGAL PROCEEDINGS."

     Mesa has reduced the number and type of aircraft it operates. In July 1997, the Fokker 70 aircraft were retired and replaced by CRJ aircraft. Termination of Mesa's and WestAir's code-sharing agreement with United Airlines resulted in a surplus of 21 British Aerospace Jetstream 31 aircraft, 29 Embraer Brasilia aircraft and 37 1900D Beech aircraft. Management also elected to cease the operation of five Embraer Brasilia aircraft in Florida. Through a settlement agreement reached with WestAir's creditors, Mesa retired all 21 of the British Aerospace Jetstream 31 aircraft as well as 17 of the remaining 30-seat Embraer Brasilia aircraft. Retirement of these aircraft reduced the type of aircraft operated by Mesa to three: the 1900D, Dash 8-200 and CRJ aircraft. The last Embraer Brasilia aircraft in the system was parked on October 4, 1998. Of the 37 surplus Beech 1900D aircraft, 22 were sold to Great Lakes Aviation prior to September 30, 1998, and two Beech 1900D aircraft were sold on November 30, 1998. Mesa has entered into an agreement with Beechcraft whereby Beechcraft will market Mesa's remaining excess 1900D aircraft for a fee. SkyWest Airlines purchased two Embraer Brasilia aircraft and assumed leases on eight other Embraer aircraft. There were seven Embraer Aircraft left at September 30, 1998 which are scheduled to be traded in as Mesa receives CRJ deliveries.

MESA'S JET SERVICE

     In August 1996, Mesa entered into a memorandum of understanding with Bombardier Regional Aircraft Division ("BRAD") to acquire 16 CRJ 50-passenger jet aircraft with an option to acquire an additional 16 of the jet aircraft and Rolling Options to acquire a third block of sixteen aircraft. In August 1997, Mesa exercised options to purchase 16 of the 32 CRJ aircraft reserved under the option agreement. This exercise included the conversion of eight of its Dash 8-200 aircraft then on order to CRJ 50-passenger jet aircraft. Twenty CRJ aircraft had been delivered to Mesa by December 18, 1998. Delivery of the remaining twelve CRJ aircraft is scheduled to be completed before the end of calendar 1999.

     MAI commenced independent jet service under its own name, "Mesa Airlines" between Ft. Worth and Houston, Texas in May 1997 and between Ft. Worth and San Antonio, Texas in September 1997. Subsequent to September 30, 1997, CRJ flights were initiated between Ft. Worth and Austin, Texas; San Antonio and Colorado Springs, Colorado; and Colorado Springs and Nashville, Tennessee. This independent jet operation was discontinued in February 1998, and the CRJ aircraft were redeployed in Mesa's US Airways Express and America West Express operations.

MARKETING

     Under Mesa's code-sharing agreements, America West and US Airways (the major partners) coordinate advertising and public relations within their respective regions. In addition, Mesa benefits from the major partners' advertising programs in regions outside those served by Mesa, with the major partners' customers becoming customers of Mesa as a result of through-fares. Under these code-sharing arrangements, Mesa's passengers also benefit from through-fare ticketing with the major partners and greater accessibility to Mesa's flights on computer reservation systems and in the Official Airline Guide.

     Mesa's services are promoted through listings in computer reservation systems, the Official Airline Guide, and through direct contact with travel agencies and corporate travel departments. Mesa participates in shared advertising with resort and rental property operators and ski areas in leisure markets in which it operates. Mesa's non-code-share operation utilizes SABRE, a computerized reservation system widely used by travel agents, corporate travel offices and other airlines. The reservation systems of Mesa's code-sharing partners are also utilized in each of Mesa's other operations through their respective code-sharing agreements. Mesa also pays booking fees to owners of other computerized reservation systems based on the number of passengers booked by travel agents using such systems. Mesa believes that it has good relationships with the travel agents handling its passengers.

FARES AND FEE PER DEPARTURE

     Since 1978, airlines in the United States have been free to set their own domestic fares without governmental regulation. Mesa has increasingly relied on fee per departure contractual agreements with its two code-sharing partners to generate revenue. All of Mesa's America West Express operations (except Guaymas and Hermasillo, Mexico) and all its US Airways Express jet operations are on a fee per departure basis. The percentage of revenue generated under the fee per departure agreements is expected to significantly increase in 1999 as Mesa adds additional regional jets to its America West Express and US Airways Express operations. Mesa derives the remainder of its passenger revenues from a combination of local fares, through fares, joint fares and fee per departure arrangements. Local fares are fares for one-way and round-trip travel provided by Mesa within its route system. Passengers connecting with other carriers also frequently use local fares. A through-fare is a fare offered to passengers by either America West or US Airways which generally provides cost savings to the passenger who transfers to the major carrier's code-sharing partner on routes flown by the code-sharing partner. Through-fares are prorated in accordance with standards specified in the various code-sharing agreements. Joint fares are single fares for travel combining flights with Mesa and other airlines, which are not code-sharing partners with Mesa. With joint fares, the passenger generally pays a single lower fare than the sum of the local fares charged for the combined flights. Mesa has been able to negotiate joint-fare arrangements with some major carriers as an additional means of deriving passengers connecting through its hub cities.

COMPETITION

     The airline industry is highly competitive and volatile. Airlines compete in the areas of pricing, scheduling (frequency and timing of flights), on-time performance, type of equipment, cabin configuration, amenities provided to passengers, frequent flyer plans, travel agents' commissions and the automation of travel agents' reservation systems. Further, because of the Deregulation Act, airlines are currently free to set prices and establish new routes without the necessity of seeking governmental approval. At the same time, deregulation has allowed airlines to abandon unprofitable routes where the affected communities will not be left without air service. See, "ESSENTIAL AIR SERVICE PROGRAM."

     Mesa believes that the Deregulation Act facilitated Mesa's entry into scheduled air service markets and will allow it to compete on the basis of service and fares. The Deregulation Act, however, makes possible the entry of other competitors, which have substantial financial resources and experience, creating the potential for intense competition among regional air carriers in Mesa's markets.

     Mesa believes its code-sharing agreements provide a significant competitive advantage in hub airports where its major partner has a predominant share of the market. The ability to control connecting passenger traffic by offering a superior service makes it very difficult for other regional airlines to compete at such hubs. In addition to the enhanced competitive edge offered by the code-sharing agreements, Mesa competes with other airlines by offering frequent flights, flexible schedules and numerous fare levels.

     Mesa's reliance on its code-share agreements with its major airline partners for the majority of its revenue means that Mesa must rely on the ability of both US Airways and America West to adequately promote their respective service and to maintain their respective market share. Competitive pressures by low-fare carriers and price discounting among major airlines could have an adverse effect on US Airways and America West and therefore adversely affect Mesa.

     Mesa is the exclusive America West Express operator. However, there are several airlines that operate as US Airways Express, and to the extent that Mesa cannot provide safe, reliable and competitive service as US Airways Express, US Airways could reassign Mesa routes to other US Airways Express carriers.

FUEL

     During its operating history, Mesa has experienced few problems with the availability of fuel, and it believes that it will be able to obtain fuel sufficient to meet its existing and anticipated future requirements at competitive prices. Standard industry contracts do not generally provide protection against fuel price increases, nor do they ensure availability of supply. The extent and the duration of fuel price increases are not predictable; however, to the extent that fuel price increases cannot be passed on to the customer they are absorbed as an additional expense by Mesa. A substantial increase in the price of jet fuel or the lack of adequate fuel supplies in the future would have a material adverse effect on Mesa's business, financial condition and results of operation.

MAINTENANCE OF AIRCRAFT AND TRAINING

     All mechanics and avionics specialists employed by Mesa have the appropriate training and experience and hold the required licenses issued by the Federal Aviation Administration (the "FAA"). Using a combination of FAA certified maintenance vendors and its own personnel and facilities, Mesa maintains its aircraft on a scheduled and "as-needed" basis. Mesa emphasizes preventive maintenance and inspects its aircraft engines and airframes as required. Mesa has also developed an inventory of spare parts specific to the aircraft it flies and has instituted a computerized tracking system to increase maintenance efficiency and to avoid excess inventories of spare parts.

     Mesa provides periodic in-house and outside training for its maintenance and flight personnel and also takes advantage of factory training programs that are offered when acquiring new aircraft.

     Maintenance and repairs, including major engine overhauls, are charged to operating expenses as incurred. Engine overhaul costs for the Dash 8 and CRJ engines are subject to power by the hour contracts with outside vendors and considered incurred as the aircraft are flown.

INSURANCE

     Mesa carries types and amounts of insurance customary in the airline industry, including coverage for public liability, passenger liability, property damage, product liability, aircraft loss or damage, baggage and cargo liability and workers' compensation.

     Mesa's captive insurance company, MAGI Insurance, Ltd., handles baggage and freight claims in addition to a two percent portion of Mesa's hull and liability insurance.

     Mesa carries a $300 million combined single limit aircraft liability and comprehensive general liability policy and a $25 million per occurrence aggregate personal injury policy, except with respect to passengers, which is a $250 million per occurrence aggregate policy. In addition, Mesa's aircraft are insured to their full hull value.

EMPLOYEES

     Mesa currently has approximately 2,500 employees. Mesa's success is in part dependent upon its ability to continue to attract and retain qualified personnel. Historically, Mesa has had no difficulty attracting qualified personnel to meet its requirements.

     Pilot turnover at times is a significant issue among regional carriers when major carriers are hiring experienced commercial pilots away from regional carriers. The addition of aircraft, especially new aircraft types, can result in pilots upgrading between aircraft types and becoming unavailable for duty during the extensive training periods required. Commencing in early 1997, the consolidation and standardizing of Mesa's pilot training program resulted in training delays and impacted Mesa's operations and resulted in unavailability of flight crews and cancellation of flights. The pilot shortage was reduced in October 1997 when Mesa reduced service in certain markets and temporarily removed aircraft from service, however, in early 1998 10 aircraft remained out of service to comply with the reduced levels of service required by US Airways until pilot and crew shortages could be alleviated in the second quarter of 1998. There has been no pilot shortages since the termination of Mesa's United Express operation in April 1998. No assurances can be made that pilot turnover and unavailability will not again be a significant problem in the future, particularly if major carriers expand. Similarly, there can be no assurance that sufficient numbers of new pilots will be available to support any future growth.

     During December 1996, Mesa reached a five-year agreement with the Air Line Pilots Association (ALPA) for a single pilot contract for MAI and Air Midwest, Inc. The contract provides for industry-average pay, economic work rules and opportunities for advancement. Air Midwest mechanics are represented by the International Association of Machinists (IAM), flight attendants at MAI are represented by the Association of Flight Attendants (AFA). No other Mesa subsidiaries are parties to any other collective bargaining agreement or union contracts.

ESSENTIAL AIR SERVICE PROGRAM

     The Essential Air Service program administered by the United States Department of Transportation (the "DOT") guarantees a minimum level of air service in certain communities, predicated on predetermined guidelines set forth by Congress. Based on these guidelines, the DOT will subsidize air service to communities, which might otherwise not have air service. Mesa services 14 such markets for an annual subsidy of approximately $4.7 million.

REGULATION

     As an interstate air carrier, Mesa is subject to the economic jurisdiction, regulation and continuing air carrier fitness requirements of the DOT which include required levels of financial, managerial, and regulatory fitness. The DOT is authorized to establish consumer protection regulations to prevent unfair methods of competition and deceptive practices, to prohibit certain pricing practices, to inspect a carrier's books, properties and records, and to mandate conditions of carriage. The DOT also has the power to bring proceedings for the enforcement of air carrier economic regulations, including the assessment of civil penalties, and to seek criminal sanctions.

     Mesa is subject to the jurisdiction of the FAA with respect to its aircraft maintenance and operations, including equipment, ground facilities, dispatch, communication, training, weather observation, flight personnel and other matters affecting air safety. To ensure compliance with its regulations, the FAA requires airlines to obtain an operating certificate, which is subject to suspension or revocation for cause, and provides for regular inspections.

As a result of a special review by the FAA beginning in July 1996 of Mesa's operations, and certain other factors, the FAA alleged that Mesa violated certain Federal Aviation Regulations. Mesa disputed many of the allegations and as a result, a Consent Order was signed with the FAA in September 1996, in which the FAA agreed that the execution of the Consent Order by Mesa did not constitute or imply an admission by Mesa of the facts, circumstances or regulatory violations contained in the Consent Order. In the Consent Order, the FAA stated that, as a result of Mesa's positive responses to the FAA and its prompt action to cure possible deficiencies and its planned improvements, the FAA would assess a compromise civil penalty of $500,000. Mesa paid $250,000 of the compromise amount, and the remaining $250,000 was waived after Mesa complied with provisions of the Consent Order by September 30, 1997. Mesa agreed to adopt operational standards that exceed the requirements of the Federal Aviation Regulations ("FAR") and consolidate control of operational areas (maintenance, flight operation and training) under one central management team.

     Effective in March 1997, the FAA required that regional airlines with aircraft of 10 or more passenger seats operating under FAR Part 135 rules to begin operating those aircraft under FAR Part 121 regulations. FAR Part 121 rules previously governed the operation of aircraft with more than 30 seats. Under the FAA's changes FAR Part 121 rules now encompass the operation of aircraft with greater than nine seats. Mesa, one of the largest regional airlines operating under FAR Part 135 regulations, completed the transition to FAR Part 121 within the FAA's deadline. Some of the additional requirements of FAR Part 121 include: increased pilot training, the necessity to have FAA licensed dispatchers dispatch each flight, additional training of maintenance personnel, additional maintenance and flight record keeping requirements, additional mainte-nance requirements for the aircraft, and a decrease in the number of hours that a pilot may fly. These requirements have resulted in increases in Mesa's costs, affecting Mesa's ability to profitably serve certain markets. Such increased costs are primarily related to additional training, dispatch and maintenance procedures. Mesa anticipates that the cost of the transition from FAR Part 135 to FAR Part 121 will be approximately $4.5 million per year. Efforts are being made to minimize the cost of these new operating procedures while fully complying with FAR Part 121 operating requirements.

     Mesa is also subject to the jurisdiction of the Federal Communications Commission regarding the utilization of its radio facilities and to the jurisdiction of the United States Postal Service with respect to carriage of United States mail. Local governments in certain markets have adopted regulations governing various aspects of aircraft operations, including noise abatement and curfews.

ITEM 2.  PROPERTIES

     Mesa's primary property consists of the aircraft used in the operation of its business. The following table lists the aircraft owned and leased by Mesa as of September 30, 1998:

                                                       NUMBER OF AIRCRAFT
                                                    ------------------------    PASSENGER
TYPE OF AIRCRAFT                                    OWNED    LEASED    TOTAL    CAPACITY
----------------                                    -----    ------    -----    ---------
Beechcraft 1900...................................   86        10        96        19
Embraer Brasilia..................................   --         7         7        30
Dash 8-200........................................   --        12        12        37
Canadair Regional Jet.............................   --        16        16        50
                                                     --        --       ---
          Total...................................   86        45       131
                                                     ==        ==       ===

     Of the total aircraft, 13 of the Beechcraft 1900D aircraft were not in active service at September 30, 1998. Two of these Beechcraft 1900D aircraft were sold subsequent to September 30, 1998, while the remaining 11 are still available for sale. Six of the seven Embraer Brasilia were not used in scheduled service at September 30, 1998. The one Embraer Brasilia that was in active service at September 30, 1998 was removed from service in October 1998. All of these Embraer Brasilia aircraft are scheduled to be traded in to Bombardier upon the delivery of additional CRJ's. At December 1998, three of the seven Embraer Brasilia aircraft had been traded in on CRJ aircraft. See "Business -- Airline Operations" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- Liquidity and Capital Resources" for a discussion regarding Mesa's aircraft fleet commitments.

     In addition to aircraft, Mesa has office and maintenance facilities to support its operations. The facilities are as follows:

TYPE                                  LOCATION         OWNERSHIP    APPROXIMATE SIZE
----                             ------------------    ---------    ----------------
Administration/Executive         Phoenix, AZ            Leased           21,003sq. ft.
  Accounting/Dispatch
Flight                           Phoenix, AZ            Leased            7,559
Operations/Training Revenue
  Accounting                     Farmington, NM          Owned            7,000
Administration                   Farmington, NM          Owned           18,000
Operations                       Farmington, NM          Owned           16,000
Hangar                           Farmington, NM         Leased           30,000
Engine Shop                      Farmington, NM         Leased            6,000
Hangar                           Fresno, CA             Leased           50,000
Warehouse/Office                 Fresno, CA             Leased           21,750
Hangar/Office                    Wichita, KS            Leased           30,000
Hangar/Office                    Jacksonville, FL       Leased           30,256
Hangar                           Jamestown, NY          Leased           30,000
Hangar/Office                    Dubois, PA             Leased           23,000
Hangar                           Reading, PA            Leased           56,250
Hangar/Office                    Grand Junction, CO     Leased           32,768
Hangar/Office                    Bullhead City, AZ      Leased           12,852
Parts Storage                    Phoenix, AZ            Leased            1,000

     Mesa's Administration/Executive/Accounting/Dispatch space is on a ten year lease that commenced November 1, 1998. The Flight Operations/Training space is on a two year lease commencing August 15, 1998. The Administration building in Farmington, New Mexico was sold in December 1998. Mesa anticipates selling the Revenue Accounting and Operations buildings in early 1999 and leasing back approximately 10,000 square feet for revenue accounting and reservations. Included in this sale is an additional 32,000 square feet of commercial real estate leased to unrelated entities. Almost 16,000 square feet of the hangar space in Fresno has also been sub-leased.

     Mesa, as the lessee, leases space at each of the airports in which it operates to accommodate its operations. These leases are generally month-to-month or relatively short-term leases.

     Mesa believes its current real property is both suitable and adequate for its current and anticipated needs.

ITEM 3.  LEGAL PROCEEDINGS

     During 1994, seven shareholder class action complaints were filed in the United States District Court for the District of New Mexico against Mesa, certain of its present and former corporate officers and directors, its independent auditor, and certain underwriters who participated in Mesa's June 1993 public offering of Common Stock. During October 1995, the Court certified a class consisting of persons who purchased Mesa stock between January 28, 1993 and August 5, 1994. These complaints were consolidated by court order, and in May, 1996, the court granted, in part, a motion to dismiss. Thereafter, a third amended consolidated complaint was filed alleging that during the class period the defendants caused or permitted Mesa to issue publicly misleading financial statements and other misleading statements in the registration statement for the June 1993 public offering, annual and quarterly reports to shareholders, press releases and interviews with securities analysts. In May 1998, Mesa entered into a memorandum of understanding with the plaintiffs to settle the litigation. While Mesa and its corporate officers and directors believe they have substantial and meritorious defenses against the plaintiff's allegations and have defended their position vigorously, they have agreed to a settlement to avoid ongoing litigation and associated costs. The memorandum of understanding provides for a total of $8 million to be paid to the class plaintiffs on behalf of the defendants. Mesa paid a substantial portion of the settlement. Mesa accrued an additional $2.5 million as of September 30, 1998 and on December 1, 1998, the settlement was approved by the Court and the cases were dismissed. A substantial portion of the ultimate settlement was provided by Mesa's previous accrual to vigorously defend this litigation.

     In June 1997, UAL filed a complaint in the United States District Court for the Northern District of Illinois against two subsidiaries of Mesa, Mesa Airlines, Inc. and WestAir Commuter Airlines, Inc., seeking a judicial declaration of the parties' rights and obligations under two separate written agreements, pursuant to which MAI and WestAir allegedly agreed to provide certain airline transportation services to UAL including the provision of scheduled air transportation services in certain areas of the United States under the service mark "United Express." UAL contends that, under these agreements, UAL has the right to "increase, decrease, or in any other way adjust the flight frequencies, markets, or both" in certain airports currently serviced by WestAir and/or MAI. In January 1998, UAL amended its complaint to include damages related to MAI's purported breach of contract to provide specified levels of service in certain cities. On November 1, 1998, UAL filed a motion with the Court to amend its Complaint to include an additional $4.0 million in damages resulting from Mesa's alleged failure to remit baggage fees at Denver International Airport to UAL. The motion has not yet been considered. MAI and WestAir dispute the principal contentions in UAL's complaint, and unless a satisfactory negotiated resolution is achieved, intend to defend their positions vigorously. Furthermore, MAI and WestAir believe that UAL has breached its code-sharing agreements with the respective entities and have filed a counterclaim seeking to recover the substantial damages to the business of MAI and WestAir which have been incurred.

     In addition, Mesa and WestAir have filed suit against UAL and SkyWest Airlines, Inc. ("SkyWest"). SkyWest was contracted to be Mesa's successor of the West Coast. The complaint alleges that SkyWest unlawfully interfered with Mesa's and WestAir's contracts with UAL. It further alleges improper conduct on the part of UAL and SkyWest in terminating markets under the Mesa agreement and in leading to the non-renewal of the WestAir agreement. Mesa is seeking substantial damages against each defendant.

     In November 1998, Mesa settled all claims with the aircraft and equipment lessors of WestAir for approximately $15 million. WestAir contributed approximately $11.2 toward the settlement and Mesa contributed approximately $3.8 million. Mesa anticipates recovering $2 million from WestAir in the future. WestAir had operated 43 leased aircraft pursuant to a Partnership Agreement with United Airlines, a division of UAL, and upon cessation of United Express service had considerable liabilities for the remaining terms of the leases. Mesa worked closely with all lessors to develop and implement a plan that was acceptable to both Mesa and the various lessors.

     Mesa is also a party to legal proceedings and claims, which arise in the ordinary course of business.

     Although the ultimate outcome of the above pending lawsuits cannot be determined at this time, Mesa believes, based upon information at this time, the ultimate outcome of all the proceedings and claims pending against Mesa is not expected to have a material adverse effect on Mesa's consolidated financial position. Mesa's belief regarding the outcome of all pending proceedings and claims is a forward-looking statement.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  ON JULY 24, 1998, THE COMPANY HELD ITS ANNUAL MEETING OF SHAREHOLDERS IN LAS VEGAS, NEVADA. THE FOLLOWING PROPOSALS WERE VOTED UPON BY MESA'S SHAREHOLDERS AT
                              THE ANNUAL MEETING.

     1.  The following directors were elected at the annual meeting:

        - Paul R. Madden

        - Jonathan G. Ornstein

        - James E. Swigart

        - J. Clark Stevens

        - Daniel J. Altobello

        - Jack Braly

        - Herbert A. Denton

        - General Ronald R. Fogleman

        - Larry L. Risley

     Each nominee for Director received in excess of 90% of the total votes cast.

     2. The Key Officers' Stock Option Plan, which authorizes the grant of options to purchase up to 1,600,000 shares of common stock, was approved with 17,322,436 (81.1%) voting for, 3.937,331 (18.4%) voting against, and 109,212 abstentions.

     3. The Outside Directors Stock Option Plan, which authorizes the grant of options to purchase up to 150,000 shares of common stock, was approved with 8,602,297 (82.7%) voting for, 3,780,533 (16.8%) voting against, and 107,370 abstentions.

     4. The amendment to the 1996 Restated and Amended Employee Stock Option Plan, to authorize the grant of additional options to purchase up to 1,500,000 shares of common stock, was approved with 15,831,818 (74%) voting for, 5,417,360 (25.4%) voting against, and 19,896 abstentions.

     5. The Indemnification Agreements under the laws of the State of Nevada entered into with the Company's officers and directors were ratified with 24,931,771 (97.7%) voting for, 477,458 (1.8%) voting against, and 107,744 abstentions.

     7. The ratification of the selection of KPMG LLP as independent auditors of the Company for fiscal 1998 was approved with 26,651,950 (99.5%) voting for, 65,756 (0.2%) voting against, and 64,038 abstentions.

     8. The shareholder proposal to hire an investment banker to explore the sale or merger of the Company was defeated with 1,750,078 (8.2%) voting for, 17,475,205 (81.9%) voting against, and 2,113,991 abstentions.

                                    PART II

ITEM 5. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE OF COMMON STOCK

     Presented below are the high and low sales prices of the Common Stock of Mesa Air Group, Inc. on the NASDAQ National Market System under the symbol "MESA".

                                                   FISCAL 1998          FISCAL 1997
                                                 ----------------    -----------------
QUARTER                                           HIGH      LOW       HIGH       LOW
-------                                          ------    ------    -------    ------
  First........................................  $6.875    $4.938    $10.500    $6.440
  Second.......................................   9.406     5.250      7.630     5.440
  Third........................................   8.875     7.500      6.500     4.690
  Fourth.......................................   8.313     4.672      6.630     5.000

     On December 2, 1998, Mesa had 1,236 shareholders of record. Mesa has never paid cash dividends and does not intend to pay cash dividends in the future.

ITEM 6.  SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA AND OPERATING STATISTICS

     In thousands of dollars, except per share and average fare amounts and otherwise indicated

                                                          YEARS ENDED SEPTEMBER 30
                                  -------------------------------------------------------------------------
                                    1998            1997            1996            1995            1994
                                  ---------       ---------       ---------       ---------       ---------
Operating revenues..............  $ 423,541       $ 510,977       $ 500,363       $ 455,139       $ 396,134
Operating expenses..............    468,329         565,463         452,369         425,567         347,760
Operating income (loss).........    (44,788)        (54,486)         47,994          29,572          48,374
Other income (expense)..........      6,100           3,087          14,302            (156)          3,534
Interest expense................     22,508          27,776          12,777           6,395           7,916
Earnings (loss) before income
  taxes.........................    (61,196)        (79,175)         49,519          23,021          43,992
Net earnings (loss).............    (53,434)        (48,597)         30,407          14,012          27,688
Net earnings (loss) per share:
  basic.........................      (1.89)          (1.72)           1.01            0.43            0.78
Net earnings (loss) per share:
  diluted.......................      (1.89)          (1.72)           1.00            0.42            0.76
Working capital.................      3,371          68,561          70,860         115,378         134,186
Total assets....................    470,952         679,866         678,491         446,722         419,902
Long-term debt, excluding
  current portion...............    234,475         338,199         338,278          78,411          91,722
Stockholders' equity............    121,099         177,088         224,666         255,883         234,316
Net book value per share........  $    4.27       $    6.26       $    7.96       $    7.53       $    7.16
Passengers carried..............  5,103,931       6,720,631       6,463,690       6,086,782       5,170,252
Passengers carried..............  1,239,900       1,397,645       1,364,681       1,179,397         982,642
Available seat miles (000)......  2,289,488       2,484,489       2,437,662       2,310,895       1,897,933
Average passenger journey.......        243             208             211             194             190
Average stage length............        191             171             167             167             163
Load factor(1)..................       54.2%           56.3%           56.0%           51.0%           51.8%
Break-even passenger load
  factor........................       93.9%           94.4%           51.7%           49.2%           47.0%
Revenue per available seat
  mile..........................       18.5c           20.6c           20.5c           19.7c           20.9c
Cost per available seat mile....       20.5c           22.8c           18.6c           18.4c           18.3c
Average yield per revenue
  passenger mile................       34.2c           35.8c           35.9c           37.5c           38.9c
Average fare....................  $   80.83       $   74.52       $   75.72       $   72.53       $   74.11
Aircraft in service.............        112             184             175             177             166
Cities served...................        108             168             164             172             165
Number of employees.............      2,500           4,800           4,000           3,900           3,500

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

     Mesa Air Group, Inc. and its subsidiaries are a group of regional airlines and related companies providing service across the United States as America West Express, Mesa Airlines, USAirways Express, and until May 31, 1998, as United Express.

     The following tables set forth selected operating and financial data of Mesa for the years indicated below:

                                 OPERATING DATA

                                             YEARS ENDED SEPTEMBER 30
                                    -------------------------------------------
                                      1998             1997             1996
                                    ---------        ---------        ---------
Passengers........................  5,103,931        6,720,631        6,463,690
Available seat miles (000)........  2,289,488        2,484,489        2,437,662
Revenue passenger miles (000).....  1,239,900        1,397,645        1,364,681
Load factor(1)....................      54.23%            56.3%            56.0%
Revenue per ASM...................       18.5c            20.6c            20.5c
Yield per RPM.....................       34.2c            35.8c            35.9c
Cost per ASM......................       20.5c            22.8c            18.6c

---------------
(1) Load factor is defined as the percentage of seats filled.

                                 FINANCIAL DATA

                                                               YEARS ENDED SEPTEMBER 30,
                                 --------------------------------------------------------------------------------------
                                              1998                          1997                         1996
                                            PERCENT    COST               PERCENT    COST              PERCENT    COST
                                  AMOUNT       OF       PER     AMOUNT       OF      PER     AMOUNT       OF       PER
                                  (000)     REVENUES    ASM     (000)     REVENUES   ASM     (000)     REVENUES    ASM
                                 --------   --------   -----   --------   --------   ----   --------   --------   -----
Flight operations..............  $167,630    39.65%      7.3c  $181,696     35.6%     7.3c  $166,151     33.2%      6.8c
Maintenance....................    81,847    19.38%      3.6c    93,278     18.3%     3.8c    81,400     16.3%      3.3c
Aircraft and traffic
  servicing....................    68,125     16.1%      3.0c    85,755     16.8%     3.5c    73,469     15.0%      3.0c
Promotion and sales............    57,767    13.60%      2.5c    75,448     14.8%     3.0c    74,844     15.0%      3.1c
General and administrative.....    26,768      6.3%      1.2c    26,543      5.2%     1.1c    29,186      5.8%      1.2c
Depreciation and
  amortization.................    25,749      6.1%      1.1c    34,859      6.8%     1.4c    24,296      4.9%      1.0c
Other operating items..........    40,443      9.6%      1.8c    67,884     13.3%     2.7c     3,023      0.6%      0.1c
    Total operating expenses...  $468,330    110.6%     20.5c  $565,463     10.7%     2.8c  $452,369     90.4%     18.6c
Interest expense...............  $ 22,508      5.3%      1.0c  $ 27,776      5.4%     1.1c  $ 12,777      2.6%      0.5c

REVENUE AND EXPENSE COMPARISON

  Fiscal 1998 versus Fiscal 1997

     Operating revenues decreased by $87.4 million (17.1%) for fiscal year ended September 30, 1998, compared to the prior fiscal year. This decrease was primarily attributable to the termination of Mesa's United Express operations on the west coast and Denver, Colorado in April and May, 1998. This represents a 24.1% decrease in passengers, partially offset by an 8.5% increase in average fares. Capacity, measured by Available Seat Miles (ASMs), decreased by 7.8% and passenger traffic, measured by Revenue Passenger Miles (RPMs), which represents one passenger carried one mile, decreased by 11.3%. The load factor decreased from 56.3% to 54.2%, yield (passenger revenue per RPM) decreased to 34.2c in fiscal 1998 from 35.8c per RPM, and revenue per ASM decreased to 18.5c from 20.6c per ASM in fiscal 1997. The airline industry has a history of fare and traffic volatility. Management expects revenue per available seat mile to remain relatively stable in existing markets during the next fiscal year. However, the CRJ jet aircraft, which is faster and flown over a longer stage length than turbo prop aircraft, generates lower revenue per ASM than turbo prop aircraft. Because Mesa expects to operate increasing numbers of CRJ aircraft in the future, overall revenue per ASM and cost per ASM is expected to be lower in the 1999 fiscal year than that attained in fiscal 1998.

     Flight Operations expense decreased by 7.8 percent to $167.6 million (7.3c per ASM) for the 1998 fiscal year, from $181.7 million (7.3c per ASM) for the comparable period in 1997. Fuel costs decreased by $16.7 million during the current period as compared to the prior period, primarily as a result of operating fewer aircraft in 1998. On an ASM basis, fuel costs decreased to 2.2c during the current period from 2.7c in the prior period as a result of longer stage length and more efficient aircraft. Pilot costs decreased by $4.4 million during the year, remaining at 2.2c per ASM for both the fiscal years ending September 30, 1998 and 1997. Pilot training costs increased by $6.5 million for the fiscal year ended September 30, 1998, from the fiscal year ended September 30, 1997 due to the retraining costs associated with adding 11 CRJ aircraft into the fleet. Dispatch costs increased by $.8 million in the 1998 period due to the stricter operating requirements of FAR Part 121. These cost increases were partially offset by an approximate $9.4 million reduction in aircraft lease expense, from 2.7c per ASM in the 1997 fiscal year to 2.0c in the 1998 fiscal year, which resulted from flying fewer aircraft. Ownership costs of owned aircraft are reported as depreciation and interest expense rather than flight operations expense.

     Maintenance costs decreased by 12.3% to $81.8 million (3.6c per ASM) for the 1998 fiscal year, from $93.3 million (3.8c per ASM) for the prior year. Engine overhaul expenses decreased by $14.0 million due to the decline in fleet size. These savings were partially offset by increased parts usage of $7.3 million and accrued costs for engine overhauls for the Dash 8 and CRJ engines on power by the hour contracts.

     Aircraft and Traffic Servicing costs decreased by 20.6% to $68.1 million (3.0c per ASM) during fiscal 1998 from $85.8 million (3.5c per ASM) in fiscal 1997. Station wages decreased by $8.3 million or from 1.0c per ASM in fiscal 1998 to 0.7c per ASM in fiscal 1998 due to more efficient staffing. Station rent decreased by $5.5 million in fiscal 1998 from fiscal 1997 due to the elimination of the higher rental cost West Coast and Denver operations.

     Promotion and Sales expense decreased by 23.4% to $57.8 million (2.5c per ASM) during fiscal 1998 from $75.4 million (3.0c per ASM) in fiscal 1997. The decrease was primarily attributable to a reduction in booking fees. Mesa's new contract with America West eliminates booking fees and travel agency commissions, and thus these expenses are expected to continue to decrease in fiscal year 1999.

     Depreciation and amortization expense decreased by $9.1 million to $25.7 million in fiscal 1998 and interest expense decreased by $5.3 million to $22.5 million in such period. The decrease in depreciation was due to the write-off of the Denver system intangibles at September 30, 1997 in connection with the termination of the United Express operations. The decrease in the interest expense was due to lower outstanding loan balances as a result of the retirement of aircraft.

     At December 31, 1997 and September 30, 1997, Mesa recognized provisions of $33.9 million and $72.1 million, respectively, for the termination of the United Express operations which included the non-renewal of the WestAir, and early termination of the MAI, code-sharing agreements with UAL. These provisions are included in other operating items. (See footnotes 11 and 15 in the accompanying consolidated financial statements for additional discussion). Both the $33.9 million and the $72.1 million provisions provide for the estimated loss on the retirement or sale of aircraft, parts and equipment which were surplus to the needs of Mesa upon expiration and early termination of the code-sharing agreements. In addition, the provision includes an estimate for all other anticipated costs of discontinuation or sale of Mesa's WestAir, Denver and Pacific Northwest operations. Other operating items in fiscal 1998 also include $4.0 million for the termination of the Ft. Worth jet operations, and $2.5 million for the settlement of a shareholder lawsuit. Other operating items in fiscal 1997 also include a gain from the settlement with an aircraft manufacturer of $5.2 million and a $1 million aircraft return provision related to the final settlement and return of Mesa's Fokker 70 aircraft.

     The provisions discussed above were the primary reasons for the net losses in 1998 and 1997. However, other factors have contributed to the net losses. The cost of operating 19 seat aircraft has risen sharply in the past three years. This increase is primarily attributable to a combination of factors discussed elsewhere herein, including increased governmental regulation, higher labor costs due to union contracts, older aircraft requiring more maintenance, higher training cost due to increased pilot turnover and other items. As a result Mesa has made the determination to reduce the number of 19 passenger aircraft. At the end of 1997, the Company was operating 139 19-seat aircraft, within the next year it is expected this number will be less than 70. Also contributing to the losses in both years was the unprofitable attempt to start a regional jet operation flying as Mesa Airlines in Ft. Worth, Texas. This operation ceased in February 1998 and this equipment has been profitably redeployed under a code sharing agreement with US Airways.

  Fiscal 1997 Versus Fiscal 1996

     Operating revenues increased by $10.6 million (2.1%) for fiscal 1997 compared to the prior fiscal year. This increase in operating revenues is the result of a 4% increase in passengers, partially offset by a 1.6% decrease in average fares. Capacity, measured by ASMs, increased by 1.9% and passenger traffic, measured by RPMs, increased by 2.4%. The load factor increased from 56.0% to 56.3%, yield decreased to 35.8c in fiscal 1997 from 35.9c per RPM, and revenue per ASM increased to 20.6c from 20c per ASM in fiscal 1996.

     Flight Operations expense increased by 9.4% to $181.7 million (7.3c per ASM) for the fiscal year ended September 30, 1997, from $166.2 million (6.8c per
ASM) for the year ended September 30, 1996. Fuel costs increased by $10.1 million to 2.7c per ASM from 2.3c per ASM during the current period as compared to the prior period. Of that increase, $6.2 million is a result of a 7.0c per gallon increase in the average price of fuel with increased usage accounting for the balance. Pilot costs increased by $14.0 million during the year due primarily to a $10.2 million increase in pilot wages and payroll taxes. Of this increase $6.1 million was a result of increased rates of pay associated with the new pilot contract which became effective in December 1996 and $4.1 million of the increase was due to an increase in the number of pilots employed. The costs of pilot meals and lodging increased by $3.4 million as a result of the new contract and conversion to operating under FAR Part 121. Dispatch costs increased by $1.9 million and pilot training costs rose by $2.0 million in the 1997 period due to the stricter operating requirements of FAR Part 121. These cost increases were partially offset by an approximate $17.0 million reduction in aircraft lease costs during the 1997 fiscal year which resulted from the purchase of 69 aircraft in May 1996, previously operated by Mesa under operating leases. Aircraft ownership costs are reported as depreciation and interest expense rather than flight operations expense.

     Maintenance costs increased by $11.9 million to $93.3 million (3.8c per ASM) for the 1997 fiscal year, from $81.4 million (3.3c per ASM) for the prior year. The requirements of operating under FAR Part 121, the associated new training requirements and implementation of the Consent Order with the FAA resulted in a 20% increase in the number of mechanics per airplane in fiscal 1997 as compared to fiscal 1996. The increase in number of mechanics per aircraft and a wage increase granted to the mechanics resulted in increasing labor costs by approximately $3.8 million during the fiscal year. An increase in the number of aircraft engine overhauls resulted in an increase in engine overhaul expense of $8.1 million (35.7%).

     Aircraft and Traffic Servicing costs increased to $85.7 million (3.5c per ASM) during fiscal 1997 from $73.5 million (3.0c per ASM ) in fiscal 1996. Station labor costs rose by $6.1 million due to an across the board wage increase granted in September 1996 in order to attract and retain qualified individuals. Non-completion costs increased by $1.4 million in fiscal 1997. The increase was caused by a higher than normal level of flight cancellations as a result of flight crew scheduling difficulties and training delays. The flight crew scheduling difficulties and training delays were related to the significant changes required by conversion to FAR Part 121 and compliance with the FAA Consent Order. Deicing costs increased $.8 million and security expenses increased $.5 million in 1997 over the prior year. Increased costs of security are directly related to the increase in passengers carried.

     Promotion and Sales expense increased slightly from $74.8 million in fiscal 1996 to $75.4 million in fiscal 1997.

     General and Administrative costs declined from $29.2 million in fiscal 1996 to $26.5 million in fiscal 1997. The decrease was primarily attributable to reduced management compensation expense under the management incentive program.

     Depreciation and amortization expense rose by $10.5 million to $34.9 million and interest expense increased by $15.0 million to $27.8 million. The increase in depreciation and interest expense was due to the purchase of 69 aircraft in May 1996, which had previously been operated by Mesa under operating leases, and the purchase of 22 new Beechcraft aircraft financed with debt.

     At September 30, 1997, Mesa recognized a provision of $72.1 million for the non-renewal of the WestAir, and early termination of the MAI, code-sharing agreements with UAL. This provision is included in other operating items. (See footnotes 11 and 15 in the accompanying consolidated financial statements for additional discussion). The $72.1 million provision provides for the estimated loss on the retirement or sale of aircraft, parts and equipment which are expected to be surplus to the needs of Mesa upon expiration and early termination of the code-sharing agreements. In addition, the provision included an estimate for all other anticipated costs of discontinuation or sale of Mesa's WestAir, Denver and Pacific Northwest operations. Other operating items in fiscal 1997 also includes a gain from the settlement with an aircraft manufacturer of $5.2 million and a $1 million aircraft return provision related to the final settlement and return of Mesa's Fokker 70 aircraft. In fiscal 1996, Mesa recognized a $3 million provision related to return of the Fokker 70 aircraft.

     Mesa's effective tax rate of 38.6% is comparable with prior years.

LIQUIDITY AND CAPITAL RESOURCES

     Mesa's cash, cash equivalents and marketable securities as of September 30, 1998 were $35.6 million, representing a decrease of $21.6 million over the prior year. Mesa had a net loss of $53.4 million in 1998. After adjustment for non-cash activities and the change in certain balance sheet accounts, the Company used $18.3 million in its operating activities. The primary factors affecting this difference between the net loss and cash used in operating activities were:

     1) a reduction in receivables of $30.5 million resulting from the termination of the United Airlines code-sharing relationship.

     2) a $40.4 million provision and $5.7 million write-off of deferred credits also as a result of the termination of the United Airlines code-sharing agreement. These two items had a net positive effect on cash of $34.7 million.

     3) the non-cash items of depreciation and amortization accounted for $25.7 million of the difference between the net loss and the net cash flow.

     4) the reduction in other accrued liabilities resulted in a reduction in cash of $44.3 million, which included $31.0 million in payments on excess aircraft.

     5) other differences identified in the Consolidated Statements of Cash Flows result primarily from the operation of business in the normal course.

     Mesa had cash flows from investing activities of $19 million, which included $17.6 million from the sale of equipment. However, these proceeds were used primarily to reduce the associated long-term debt resulting in a reduction in cash under financing activities. In addition, the Company generated $11.1 million from the sale of marketable securities but used $8.1 million for the acquisition of equipment and other capital assets.

     Under financing activities, the Company had cash from long-term debt of $27 million, however this was primarily replacement financing and all but approximately $5.3 million was used for payments on long term debt. The balance of the long term debt reduction of approximately $11 million resulted from scheduled debt payments during the year. Mesa's cash, cash equivalents and marketable securities are intended to be used for working capital, capital expenditures and acquisitions. Management believes that the Company's existing cash and cash equivalents and currently anticipated cash flows from operations will provide the Company with adequate capital resources to fund the Company's currently anticipated operating requirements for the foreseeable future.

     Mesa had receivables of approximately $22.8 million at September 30, 1998, which consist primarily of amounts due from code-sharing partner US Airways. Under the terms of the US Airways agreement, Mesa receives a substantial portion of its revenues through the Airline Clearing House. Historically, Mesa has generated adequate cash flow to meet its operating needs. However, termination of the United Express code-sharing agreement has left Mesa with excess aircraft which will need to be re-deployed on other routes, or alternatively, sold or returned to their lessors. At September 30, 1998, Mesa had 13 excess Beech 1900D aircraft, of which two were sold subsequent to September 30, 1998. At September 30, 1998, Mesa had seven Embraer Brasilia aircraft which will all be traded in on new CRJ aircraft. The manufacturer intends to reimburse Mesa for the lease cost until the aircraft are sold or leased elsewhere.

     Mesa has significant lease obligations and debt payments on existing aircraft. At September 30, 1998, Mesa had 86 aircraft with debt balances with maturities through December 2011. During 1996, Raytheon Aircraft Credit Corporation ("RACC") provided financing on 69 Beech 1900D aircraft. In April 1998, Mesa reached an agreement with RACC, to defer the monthly principle and interest payments due on the aircraft for the months of May, June and July. The payments were deferred by extending the financing terms for an additional three months. In addition, RACC agreed to finance two Beech 1900 aircraft owned by Mesa for an amount equal to the monthly payments due on 69 Beech 1900D aircraft for the months of August, September and October 1998. Mesa then used the proceeds of the financing for those monthly payments. The two aircraft were financed by RACC with non-recourse, non-interest bearing loans and are in the process of being sold. In September 1998, RACC refinanced from another lender an additional 11 Beech 1900D aircraft. The total financing by RACC is secured by the aircraft and totals $260 million at September 30, 1998 with monthly payments of $2.1 million. In November 1998, RACC refinanced from another lender three more Beech 1900D aircraft.

     In August 1998 Mesa reached an Agreement with RACC whereby RACC agreed to purchase excess Beech 1900 aircraft parts from Mesa. Future lease payments due under all aircraft operating leases were approximately $535 million at September 30, 1998. In addition, Mesa has significant lease obligations on other operating and non-operating aircraft. These leases are classified as operating leases and therefore are not reflected as liabilities in the accompanying consolidated balance sheet. At September 30,1998, 45 aircraft were leased by Mesa with terms extending through June 2016. Total lease expense for the twelve months ended September 30, 1998 was $29.1 million.

     Mesa has ordered 32 CRJ aircraft for use in its America West Express operation in Phoenix, Arizona and Columbus, Ohio, and for its USAirways Express operations on the East Coast. As of December 18, 1998, Mesa had received 20 of the 32 CRJ aircraft on order and expects to take delivery of the remaining 12 by the end of 1999. Mesa has Rolling Options for an additional 16 CRJ aircraft with a delivery schedule of one per month beginning June 2000. The value of these additional 16 CRJ aircraft, at listed prices, is approximately $320 million. The expected delivery schedule of aircraft is a forward-looking statement, which could significantly differ based on manufacturer's delivery delays, among factors. Permanent financing has been completed on 11 of these aircraft for which Mesa has entered into operating leases. The manufacturer, Bombardier Regional Aircraft Division, is providing interim financing and has agreed to provide back up financing at agreed upon rates if Mesa is not successful in obtaining permanent financing. The rate, but not the commitment, is subject to there being no material adverse change in Mesa's creditworthiness. Mesa anticipates finalizing operating leases upon the completion of permanent financing for the additional nine aircraft delivered through December 1998 and for the remaining 12 aircraft to be delivered in 1999. Historically, Mesa has used various third party leasing to finance these aircraft. Mesa intends to continue using similar financing for additional aircraft to be acquired. To the extent such financing may not be available, Bombardier has committed to provide financing.

     At September 30, 1998, the average age of Mesa's aircraft fleet deployed in revenue service was:

     - Four years for the Beech 1900D fleet

     - Two years for the Dash 8 fleet

     - One year for the Canadair Regional Jet fleet

     Due to the young age of Mesa's fleet, Mesa does not anticipate replacing any of its aircraft with newer aircraft of the same model type.

     Approximately $1.0 million was incurred as a one-time expense in the fourth quarter of fiscal 1997 related to the two Fokker 70 aircraft returned by Mesa to Daimler-Benz.

     Mesa currently has offers for its various real properties located in Farmington, New Mexico. The Administration Building was sold in December 1998 and Mesa anticipates closing on the Revenue Accounting and Operations buildings in early 1999. Mesa expects to receive in excess of $5.5 million from these sales. Mesa is also currently reviewing offers to buy Desert Turbine Services (a division of Mesa Airlines, Inc.) and Four Corners Aviation.

     WestAir ceased operations on May 31, 1998 as a result of the termination of its United Express code-share agreement. In November 1998, Mesa settled all claims with the aircraft and equipment lessors of WestAir for approximately $15 million. WestAir contributed approximately $11.2 million of the settlement and Mesa approximately $3.8 million. Mesa anticipates recovering $2 million from WestAir's receivables and deposits in the future. WestAir had operated 43 leased aircraft pursuant to the Partnership Agreement and upon cessation of United Express service had considerable liabilities for the remaining terms of the leases. Mesa worked closely with all lessors to develop and implement a plan that was acceptable to both Mesa and the various lessors.

     Mesa has negotiated 10-year engine maintenance contracts with General Electric Aircraft Engines ("GE") for the CRJ and with Pratt and Whitney, Canada Aircraft Services ("PWC") for the Dash 8-200 aircraft. The GE engine maintenance contract provides coverage for the engines on the first 16 CRJ aircraft to be delivered. Mesa is presently negotiating with GE to add the CRJ aircraft engines for 16 additional CRJ aircraft to this maintenance contract. The PWC contract provides coverage for all Dash 8-200 aircraft engines operated by Mesa. Both contracts provide for payment at the time of the repair event and a fixed dollar amount per flight hour, subject to escalation based on changes in the CPI, for the number of flight hours incurred since the previous event.

     In connection with the $110 million loss provision recorded of which $72.1 million was for the fiscal year ended September 30, 1997 and $37.9 million was for the year ended September 30, 1998, Mesa incurred $29.6 million in cash expenditures in fiscal 1998 primarily for disposition of surplus aircraft severance and other expenditures. Mesa estimates that the cash expenditures for fiscal year 1999 attributable to the remaining costs related to the termination of the United Express code-share agreements and the shut down of the Denver and Fort Worth operations are approximately $6.9 million primarily related to aircraft interest and severance costs. At September 30, 1998, Mesa had applied $76.0 million to this provision, leaving a balance of $34 million for remaining disposition costs. Mesa estimates that the remaining provision will be adequate for the remaining disposition expenses. Mesa's estimation that the remaining provision will be adequate for the remaining disposition expenses is a forward-looking statement.

YEAR 2000 ISSUES

     Many currently installed computer systems and software products are coded to accept two digits entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Any programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in the computer shutting down or performing incorrect computations. As a result, in less than eleven months, computer systems and software used by many companies will need to be upgraded to comply with such "Year 2000" requirements. Certain of Mesa's systems, including information and computer systems and automated equipment, will be affected by the Year 2000 issue.

     Mesa has begun to compile a comprehensive inventory of its core business applications to determine the adequacy of these systems to meet future business requirements. To date, Mesa's Year 2000 remediation efforts have focused on its core business computer applications (i.e., those systems that Mesa is dependent upon for the conduct of day-to-day business operations). Year 2000 readiness is only one of many factors considered in this assessment. Out of this effort, a number of systems have already been identified for upgrade or replacement. In no case has a system been replaced or contemplated to be replaced solely because of Year 2000 issues, although in some cases the timing of system replacements is being accelerated. Thus, Mesa does not believe the costs of these system replacements are specifically Year 2000 related. Additionally, while Mesa may have incurred an opportunity cost for addressing the Year 2000 issue, it does not believe that any specific information technology projects have been deferred as a result of its Year 2000 efforts.

     Mesa's reservation systems are tied to its code-sharing partners, US Airways and America West. Mesa representatives have met with the reservation system providers and are engaged in on-going dialogue regarding their year 2000 progress. Mesa has installed an upgraded version of its current accounting system which is represented by the vendor to be compliant but has not yet been tested. A new flight operations software package which will handle crew scheduling and dispatch is currently being installed to replace an in-house system and is expected to be compliant after implementation of a vendor supplied upgrade. Mesa has had extensive discussions with the manufacturers of its various aircraft to discuss year 2000 issues and identify the required avionics and flight systems upgrades which will be implemented during 1999. The aircraft manufacturers are also required to report the Year 2000 status of their aircraft to the FAA. Mesa currently has two employees devoted full-time to Year 2000 issues -- one in Information Technology and one in the Maintenance department. Projects are currently underway to evaluate the remaining systems (including tracking of maintenance parts, revenue accounting and payroll) and replace them if needed, with implementations and testing scheduled for the remainder of calendar year 1999. As with systems that have already been replaced, Mesa does not believe the costs of these replacements are specifically Year 2000 related. Mesa has upgraded or replaced much of its personal computers and related systems. These replacements were not specifically related to Year 2000 but were part of a larger system upgrade. Mesa has spent approximately $1 million on these upgrades thus far, and anticipates another $.5 million in expenditures to complete its system upgrade. Mesa expects to incur costs to replace or repair some of its systems, but it has not at this time determined the amount of these costs.

     Mesa is currently assessing other potential Year 2000 issues, including non-information technology systems. A broad-based Year 2000 Task Force is being formed and will began meeting to identify areas of concern and develop action plans. Mesa has also been meeting with similar task forces at America West, US Airways, and SABRE. Also as part of the Task Force effort, the Company's relationships with vendors, contractors, financial institutions and other third parties will be examined to determine the status of the Year 2000 issue efforts on the part of the other parties to material relationships. The Year 2000 Task Force will include both internal and Company-external representation.

     Mesa expects to incur Year 2000-specific costs in the future but does not at present anticipate that these costs will be material. Mesa believes that the most reasonably likely worst-case scenario for the Year 2000 issue would be that Mesa or the third parties with whom it has relationships would cease or not successfully complete their Year 2000 remediation efforts. If this were to occur, Mesa would encounter disruptions to its business that could have a material adverse effect on its business, financial position, and results of operations. Mesa could be materially impacted by widespread economic or financial market disruption or by Year 2000 computer system failures. Mesa Air is in the process of assessing the state of readiness of its business partners. If some of its business partners are not compliant and have wide-spread system failures, it could adversely affect Mesa Air's business resulting in the loss of revenue due to flight cancellations and incremental expenses to address such problems.

     The failure of Mesa Air's code-sharing partners to fully upgrade their reservations systems and the failure of SABRE to fully upgrade its system could result in the inability of Mesa Air to collect revenue for passengers who have flown on Mesa Air, and, as a result, could materially adversely affect Mesa Air's cash flow.

     Mesa has not at this time established a formal Year 2000 contingency plan but will consider and, if necessary, address doing so as part of its Year 2000 Task Force activities. Mesa maintains and deploys contingency plans designed to address various other potential business interruptions. These plans may be applicable to address the interruption of support provided by third parties resulting from their failure to be Year 2000 ready. All of Mesa Air's critical systems have manual back-up procedures that already exist, with the exception of the avionics systems in Mesa Air's aircraft.

     Mesa Air has relationships with certain governmental entities such as the FAA upon which it is dependent to operate its aircraft. The FAA has represented on its web page that its systems are Year 2000 compliant. If, however, systems at the FAA fail, Mesa Air's aircraft will not be able to operate, or will operate at a substantially reduced level. If this were to occur, Mesa Air approximates that it would lose substantially all the revenue associated with these non-operated flights.

     There has been some discussion in the media about the difficulty that could be associated with air travel as the Year 2000 begins. Mesa Air has only recently begun taking reservations for travel in early 2000. As of March 1, 1999, there has been no appreciable decrease in the level of advanced bookings for January 1, 2000. Mesa Air anticipates that the effect on bookings for this date will be further mitigated by the fact that the number of passengers traveling on January 1 is traditionally very low, and that in the Year 2000 such date falls on a Saturday, which is also traditionally not a day for significant amounts of travel.

     For each day that Mesa is unable to operate flights as a result of Year 2000 failures, Mesa anticipates a loss of revenue of approximately $1 million and net loss of approximately $500,000 per day.

NEW ACCOUNTING STANDARDS

     The Financial Accounting Standards Board ("FASB") has issued several new pronouncements that are not yet adopted by Mesa.

     In June 1997, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," to establish standards for reporting and display of comprehensive income (all changes in equity during a period except those resulting from investments by and distributions to owners) and its components in financial statements. This new standard, which will be effective for Mesa for the fiscal year ended September 30, 1999, is not currently expected to have a material impact on Mesa's consolidated financial statements based on the current financial structure and operations of Mesa.

     In June 1997 the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," to establish standards for reporting information about operating segments in annual financial statements, selected information about operating segments in interim financial reports and disclosures about products and services, geographic areas and major customers. This new standard, which will be effective for Mesa for the fiscal year ending September 30, 1999, will require Mesa to report financial information on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments, which is currently anticipated to result in more detailed information in the notes to Mesa's consolidated financial statements than is currently required and provided.

FORWARD-LOOKING STATEMENTS

     This Form 10-K contains certain statements including, but not limited to, information regarding the replacement, deployment, and acquisition of certain numbers and types of aircraft, and projected expenses associated therewith; costs of compliance with FAA regulations and other rules and acts of Congress; the passing of taxes, fuel costs, inflation, and various expenses to the consumer; the relocation of certain operations of Mesa; the resolution of litigation in a favorable manner; compliance with Year 2000 issues, and certain projected financial obligations. These statements, in addition to statements made in conjunction with the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," and similar expressions, are forward-looking statements which we believe are within the meaning of the Safe harbor provision of Section 27A of the Securities Act of 1933 as amended and Section 21E of the Securities Exchange Act of 1934 as amended. These statements relate to future events or the future financial performance of Mesa and only reflect Management's expectations and estimates. The following is a list of factors, among others, that could cause actual results to differ materially from the forward-looking statements changing business conditions in certain market segments and industries; an increase in competition along the routes Mesa operates or plans to operate; material delays in completion by the manufacturer of the ordered and yet-to-be delivered aircraft; changes in general economic conditions; changes in fuel price; changes in regional economic conditions; Mesa's relationship with employees and the terms of future collective bargaining agreements; and the impact of current and future laws, Congressional investigations, and governmental regulations affecting the airline industry and Mesa's operations; bureaucratic delays; amendments to existing legislation; consumers unwilling to incur greater costs for flights; unfavorable resolution of negotiations with municipalities for the leasing of facilities; and risks associated with litigation outcomes. One or more of these or other factors may cause Mesa's actual results to differ materially from any forward-looking statement. Mesa is not undertaking any obligation to update any forward-looking statements contained in this Form 10-K.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     1.  Consolidated Financial Statements

     Page 20 -- Independent Auditors' Report

     Page 21 -- Consolidated Statements of Operations -- Years ended September 30, 1998, 1997, and 1996

     Page 22 -- Consolidated Balance Sheets -- September 30, 1998 and 1997

     Page 23 -- Consolidated Statements of Cash Flows -- Years ended September 30, 1998, 1997, and 1996

     Page 24 -- Consolidated Statements of Stockholders' Equity -- Years ended
                September 30, 1998, 1997, and 1996

     Page 25 -- Notes to Consolidated Financial Statements

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable, not required or the information has been furnished elsewhere.

                         REPORT OF INDEPENDENT AUDITORS

The Board Of Directors And Stockholders
Mesa Air Group, Inc.:

     We have audited the accompanying consolidated balance sheets of Mesa Air Group, Inc. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mesa Air Group, Inc. and subsidiaries as of September 30, 1998, and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.

                                          KPMG LLP

Phoenix, Arizona
January 7, 1999

PART 1.  FINANCIAL INFORMATION

ITEM 1.

                              MESA AIR GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                             --------------------------------
                                                               1998        1997        1996
                                                             --------    --------    --------
Operating revenues:
  Passenger................................................  $412,526    $500,822    $489,432
  Freight and other........................................    11,015      10,155      10,931
                                                             --------    --------    --------
          Total operating revenues.........................   423,541     510,977     500,363
Operating expenses:
  Flight Operations........................................   167,630     181,696     166,151
  Maintenance..............................................    81,847      93,278      81,400
  Aircraft and traffic servicing...........................    68,125      85,755      73,469
  Promotion and sales......................................    57,767      75,448      74,844
  General and administrative...............................    26,768      26,453      29,186
  Depreciation and amortization............................    25,749      34,859      24,296
  Other operating Items (note 15)..........................    40,443      67,884       3,023
                                                             --------    --------    --------
          Total operating expenses.........................   468,329     565,463     452,369
                                                             --------    --------    --------
  Operating income (loss)..................................   (44,788)    (54,486)     47,994
Non-operating income (expense):
  Interest expense.........................................   (22,508)    (27,776)    (12,177)
  Interest income..........................................       802       1,837       2,274
  Other....................................................     5,298       1,250      12,028
                                                             --------    --------    --------
          Total non-operating income (expense).............   (16,408)    (24,689)      1,525
                                                             --------    --------    --------
  Earnings (loss) before income taxes......................   (61,196)    (79,175)     49,519
Income tax expense (benefit) (note 5)......................    (7,762)    (30,578)     19,112
                                                             --------    --------    --------
  Net earnings (loss)......................................  $(53,434)   $(48,597)   $ 30,407
                                                             ========    ========    ========
Average common shares outstanding: Basic...................    28,328      28,275      29,988
Average common shares outstanding: Diluted.................    28,328      28,275      30,449
Net earnings (loss) per share: Basic.......................  $  (1.89)   $  (1.72)   $   1.01
Net earnings (loss) per share: Diluted.....................  $  (1.89)   $  (1.72)   $   1.00

          See accompanying notes to consolidated financial statements.

                              MESA AIR GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
ASSETS
Current Assets
  Cash and cash equivalents.................................  $ 35,622    $ 57,232
  Marketable securities (note 2)............................        --       8,690
  Receivables, primarily traffic............................    22,807      53,852
  Income tax refund receivable (note 5).....................     9,057       6,999
  Expendable parts and supplies, less allowance for
     obsolescence of $1,952 and $2,631......................    29,774      31,377
  Prepaid expenses and other current assets.................     4,897       8,553
                                                              --------    --------
          Total current assets..............................   102,157     166,703
Property and equipment, net (notes 3 and 4).................   331,974     440,890
Lease and equipment deposits (notes 8)......................    11,515      10,354
Intangibles, less amortization of $6,625 and $5,200.........    20,646      22,071
Other assets................................................     4,660       9,848
                                                              --------    --------
          Total assets......................................  $470,952    $649,866
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and capital leases (note
     4).....................................................  $ 33,945    $ 31,786
  Accounts payable..........................................    12,243      21,884
  Air traffic liability.....................................     4,758       6,785
  Accrued compensation......................................     3,834       7,024
  Other accrued expenses....................................    44,006      30,662
                                                              --------    --------
          Total current liabilities.........................    98,786      98,142
Long-term debt and capital leases, excluding current
  portion...................................................   234,475     338,199
Deferred credit and other liabilities.......................    16,592      34,837
Deferred income taxes.......................................        --       1,600
Stockholders' equity (note 6)
  Preferred stock of no par value, 2,000,000 shares
     authorized; no shares issued and outstanding...........        --          --
  Common stock of no par value, 75,000,000 shares
     authorized; 28,363,915 and 28,294,584 shares issued and
     outstanding............................................   101,847     101,361
  Retained earnings.........................................    19,252      72,686
  Unrealized gain on marketable securities, net of deferred
     income taxes of $1,754 (note 2)........................        --       3,041
                                                              --------    --------
          Total stockholders' equity........................   121,099     177,088
                                                              --------    --------
  Commitments, contingencies, and subsequent events (notes
     4, 7, 8, 9, 11 and 15)
Total liabilities and stockholders' equity..................  $470,952    $649,866
                                                              ========    ========

          See accompanying notes to consolidated financial statements.

                              MESA AIR GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              ------------------------------
                                                                1998       1997       1996
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Earnings (loss).........................................  $(53,434)  $(48,597)  $ 30,407
Adjustments to reconcile net earnings (loss) to
  Net cash flows from operating activities:
  Depreciation and amortization.............................    25,749     34,859      24296
  Provision for code share agreements and other operating
     items..................................................    40,443     72,100     10,000
  Deferred income taxes.....................................    (1,600)   (20,439)    10,473
  (Gain) loss on disposal of property and equipment.........        --         --        689
  (Gain) loss on sale of securities.........................    (4,544)        --    (22,008)
  Amortization and write-off of deferred credits............    (5,721)    (1,745)    (3,271)
  Stock bonus plan..........................................        --        349        970
  Provision for doubtful accounts...........................     1,036         --         --
  Changes in assets and liabilities:
     Receivables............................................    30,533    (12,747)     3,706
     Income tax refund receivable...........................    (2,058)    (6,999)        --
     Expendable parts and supplies..........................     1,603     (4,421)    (2,274)
     Prepaid expenses and other current assets..............     3,656     (2,159)       529
     Accounts payable.......................................    (9,641)     8,073     (4,361)
     Other accrued liabilities..............................   (44,288)    (7,306)    (6,109)
                                                              --------   --------   --------
       NET CASH FLOWS FROM OPERATING ACTIVITIES.............   (18,266)    10,968     43,047
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................    (8,062)    (4,562)   (20,263)
  Proceeds from sale of property and equipment..............    17,624      1,874      1,616
  Proceeds from sale of marketable securities...............    11,102      1,000     40,861
  Other assets..............................................      (481)     9,539       (354)
  Lease and equipment deposits..............................    (1,161)      (339)       699
                                                              --------   --------   --------
       NET CASH FLOWS FROM INVESTING ACTIVITIES.............    19,022      7,512     22,559
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long term debt..................    27,464         --         --
  Principal payments on long-term debt and obligations under
     capital leases.........................................   (50,272)   (17,114)   (12,141)
  Proceeds from issuance of common stock....................       442        123      1,510
  Common stock repurchase and retirement....................        --         --    (53,930)
  Proceeds from deferred credits............................        --      1,023         --
                                                              --------   --------   --------
       NET CASH FLOWS FROM FINANCING ACTIVITIES.............   (22,366)   (15,968)   (64,561)
                                                              --------   --------   --------
       NET CHANGE IN CASH AND CASH EQUIVALENTS..............   (21,610)     2,512      1,045
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............    57,232     54,720     53,675
                                                              --------   --------   --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 35,622   $ 57,232   $ 54,720
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                              MESA AIR GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                                                   AVAILABLE
                                                NUMBER OF     COMMON    RETAINED    FOR SALE
YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996    SHARES      STOCK     EARNINGS   SECURITIES    TOTAL
----------------------------------------------  ----------   --------   --------   ----------   --------
Balance at September 30, 1995.............      33,463,742   $151,957   $ 90,876    $ 13,050    $255,883
Exercise of options (note 6)..............         191,759      1,510         --          --       1,510
Stock bonus plan (note 7).................          94,281        970         --          --         970
Common stock repurchase...................      (5,506,400)   (53,930)        --          --     (53,930)
Tax benefits from sale of optioned stock...             --        369         --          --         369
Change in unrealized gains, net of tax (note
  2)......................................              --         --         --     (10,543)    (10,543)
Net earnings..............................              --         --     30,407          --      30,407
                                                ----------   --------   --------    --------    --------
Balance at September 1996.................      28,243,382    100,876    121,283       2,507     224,666
Exercise of options (note 6)..............          16,333        123         --          --         123
Stock bonus plan (note 7).................          34,869        349         --          --         349
Tax benefits from sale of optioned stock...             --         13         --          --          13
Change in unrealized gains, net of tax (note
  2)......................................              --         --         --         534         534
Net loss..................................              --         --    (48,597)         --     (48,597)
                                                ----------   --------   --------    --------    --------
Balance at September 30, 1997.............      28,294,584    101,361     72,686       3,041     177,088
Exercise of options (note 6)..............          69,331        442         --          --         442
Tax benefit from sale of optioned stock...              --         44         --          --          44
Change in unrealized gains, net of tax (note
  2)......................................              --         --         --      (3,041)     (3,041)
Net loss..................................              --         --    (53,434)         --     (53,434)
                                                ----------   --------   --------    --------    --------
Balance at September 30, 1998.............      28,363,915   $101,847   $ 19,252          --    $121,099
                                                ==========   ========   ========    ========    ========

          See accompanying notes to consolidated financial statements.

                              MESA AIR GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Principles of Consolidation and Organization

     Mesa Air Group, Inc. and its subsidiaries ("Mesa") is a group of regional airlines providing service in various regions across the United States, plus the District of Columbia, as well as Toronto, Canada and Guaymas and Hermosillo, Mexico. Mesa operates as America West Express in the Southwest, USAirways Express throughout the East Coast and Midwest, and independently as Mesa Airlines in New Mexico and Colorado utilizing 96 turboprop aircraft and 16 jet aircraft.

     Mesa is a Nevada corporation which owns Mesa Airlines, Inc. ("MAI"), a Nevada corporation and certificated air carrier; WestAir Holdings, Inc., a California corporation and owner of certificated air carrier WestAir Commuter Airlines, Inc. which ceased operations in 1998; Air Midwest, Inc., a Kansas corporation and certificated air carrier. Mesa's non-airline subsidiaries are MPD, Inc., a Nevada corporation d.b.a. Mesa Pilot Development, Mesa's pilot training program; FCA, Inc., a Nevada corporation, d.b.a. Four Corners Aviation; Mesa Leasing, Inc. a Nevada corporation established to facilitate Mesa's acquisition and leasing of aircraft; and MAGI Insurance, Ltd. a Barbados, West Indies based insurance company. The consolidated financial statements include the accounts of Mesa and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     Mesa currently operates as America West Express under a code-sharing agreement which expires in 2004 with America West, utilizing Phoenix, Arizona and Columbus, Ohio as hubs.

     Mesa utilizes an Albuquerque hub as Mesa Airlines, serving the Southwest and Rocky Mountain regions.

     Mesa operates as USAirways Express under four code-sharing agreements with US Airways, Inc. ("US Airways"). One agreement covers operations utilizing a Kansas City hub and expires in 2000. Another US Airways code-sharing agreement covers operations out of the Pittsburgh hub and expires in 2003. The third agreement covers hubs in New Orleans, Tampa, Orlando, Philadelphia and Boston and expires in 2004. The fourth agreement which provides for Canadair Regional Jet ("CRJ") 50-passenger jet service on certain defined routes and expires in 2003.

     MPD, Inc. provides flight training in coordination with a community college. FCA, Inc. is a fixed-base operation in Farmington, New Mexico. Regional Aircraft Services, Inc. and Desert Turbine Services provide aircraft and engine maintenance service to Mesa. MAGI Insurance, Ltd. is a captive insurance created to handle freight and baggage claims in addition to a portion of Mesa's aviation insurance.

     b.  Cash and Cash Equivalents

     For purposes of the statements of cash flows, Mesa considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At September 30, 1998, the Company had $2.4 million of cash restricted as collateral for letters of credit.

     c.  Marketable Securities

     All marketable securities are considered to be available for sale. Any unrealized holding gains or losses on available-for-sale securities have been recorded net of deferred taxes through stockholders' equity. Premiums and discounts on debt securities are amortized over the term to maturity using the interest method.

     d.  Receivables

     Mesa provides commercial air transportation into most regions of the United States. The majority of the passenger tickets collected by Mesa at the time of travel are sold by other air carriers largely as a result of the code-sharing agreements discussed above. As a result, Mesa has a significant concentration of its accounts receivable with other air carriers and does not have any collateral securing such accounts receivable. At

                              MESA AIR GROUP, INC.

September 30, 1998 and 1997, accounts receivable from air carriers totaled approximately $15.1 million and $41.7 million, respectively. Accounts receivable credit losses have not been significant and have been within management's expectations.

     e.  Expendable Parts and Supplies

     Expendable parts and supplies are stated at the lower of average cost or market, less an allowance for obsolescence. Expendable parts and supplies are charged to expense as they are used.

     f.  Property and Equipment

     Property and equipment are recorded at cost and depreciated to estimated residual values. Depreciation of property and equipment is provided on a straight-line basis over estimated useful lives as follows:

Buildings......................    30 years
Flight equipment...............    7-20 years
Leasehold improvements.........    Life or term of lease, whichever is less
Equipment......................    5-12 years
Furniture and fixtures.........    3-5 years
Vehicles.......................    5 years

     Assets utilized under capital leases are amortized over the lesser of the lease term or the estimated useful life of the asset using the straight-line method. Amortization of capital leases is included in depreciation expense.

     g.  Intangibles

     Mesa evaluates the recoverability of its intangible assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

     In July 1991, Mesa acquired Air Midwest, Inc. This acquisition resulted in purchased intangible goodwill of approximately $10.2 million, which is being amortized over a 40-year period. Subsequently the intangibles were reduced by approximately $4.7 million for the recognition of the tax effects of net operating loss and investment tax credit carryovers acquired in the Air Midwest purchase.

     In 1994, Mesa entered into Asset Purchase Agreements related to its operations as USAirways. Intangible assets acquired of $21.8 million are being amortized over a 20-year period.

     In connection with the discontinuance of United Express operations (Notes 11 and 15), the related intangibles were determined to be impaired at September 30, 1997 and a provision has been made for the carrying value of $26.3 million.

     h.  Income Taxes

     Income taxes are accounted for under the asset and liability method Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Mesa and its subsidiaries file a consolidated federal income tax return.

                              MESA AIR GROUP, INC.

     i.  Deferred Credits

     Deferred lease incentives consist of credits for parts or services and deferred gains from the sale and leaseback of aircraft. Deferred credits are amortized on a straight-line basis as a reduction of lease expense over the term of the respective leases.

     j.  Revenues

     Passenger, freight and other revenues are recognized as earned when the service is provided. Mesa receives public service revenues for providing scheduled air service to certain small communities. These revenues are recognized as earned in the period to which the payments relate. The amount of such payments is determined by the Department of Transportation on the basis of its evaluation of the amount of revenue needed to meet operating expenses and to provide a reasonable return on investment with respect to eligible routes.

     k.  Maintenance

     Maintenance and repairs, including major engine overhauls, are charged to operating expenses as incurred. Engine overhaul costs for the Dash 8 and CRJ engines are subject to power by the hour contracts with external vendors and considered incurred as the aircraft are flown.

     l.  Earnings (Loss) Per Share

     On October 1, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which standardizes the reporting for earnings (loss) per share ("EPS") into basic EPS and diluted EPS, and has restated all prior period EPS data to conform to SFAS No. 128.

     The number of shares used in the per share computation are as follows:

                                                                  SEPTEMBER 30
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Basic:
  Weighted average shares outstanding during the year....  28,328    28,275    29,988
                                                           ======    ======    ======
Diluted:
  Weighted average shares outstanding during the year....  28,328    28,275    29,988
  Common stock equivalent shares -- assumed exercise of
     options.............................................      --        --       461
                                                           ------    ------    ------
                                                           28,328    28,275    30,449
                                                           ======    ======    ======

     m.  Stock Options

     Prior to October 1, 1996, Mesa accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On October 1, 1996, Mesa adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. Mesa has elected to continue to apply the provisions of

                              MESA AIR GROUP, INC.

APB Opinion No. 25 and provide pro forma disclosure provision of SFAS No. 123. (See note 6, "Stockholders' Equity.")

     n.  Use of Estimates

     Management of Mesa has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     o.  New Accounting Standards

     The Financial Accounting Standards Board ("FASB") has issued several new pronouncements that are not yet adopted by Mesa.

     In June 1997 the FASB issued SFAS No. 130, "Reporting Comprehensive Income," to establish standards for reporting and display of comprehensive income (all changes in equity during a period except those resulting from investments by and distributions to owners) and its components in financial statements. This new standard, which will be effective for Mesa for the fiscal year ended September 30, 1999, is not currently anticipated to have a significant impact on Mesa's consolidated financial statements based on the current financial structure and operations of Mesa.

     In June 1997 the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," to establish standards for reporting information about operating segments in annual financial statements, selected information about operating segments in interim financial reports and disclosures about products and services, geographic areas and major customers. This new standard, which will be effective for Mesa for the fiscal year ending September 30, 1999, will require Mesa to report financial information on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments, which is currently anticipated to result in more detailed information in the notes to Mesa's consolidated financial statements than is currently required and provided.

2.  MARKETABLE SECURITIES

     Marketable securities available for sale are summarized as follows:

                                                               SEPTEMBER 30
                                                    -----------------------------------
                                                         1998                1997
                                                    ---------------    ----------------
                                                    COST     MARKET     COST     MARKET
                                                    BASIS    VALUE     BASIS     VALUE
                                                    -----    ------    ------    ------
                                                              (IN THOUSANDS)
Equity securities -- available for sale...........   $--       $--     $3,895    $8,690

     Mesa invested $18.7 million in America West in 1994 and received Class A shares of common stock, Class B shares of common stock and warrants. In 1996, Mesa sold a portion of its Class B common stock of America West, resulting in a realized gain of $22 million. In January 1998, Mesa sold its remaining investment in America West comprising Class A shares, Class B shares and warrants for Class B shares. Mesa received cash of approximately $11.1 million and recognized non-operating income of approximately $4.5 million on the sale of these securities.

                              MESA AIR GROUP, INC.

3.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                             SEPTEMBER 30
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Flight equipment, substantially pledged................  $386,300    $494,755
Other equipment........................................    12,952      17,206
Construction in progress...............................        --         221
Leasehold improvements.................................     2,895       6,517
Furniture and fixtures.................................     1,570       2,422
Buildings..............................................    10,091       9,098
Land...................................................       525         525
Vehicles...............................................     1,422       2,258
                                                         --------    --------
                                                          415,755     533,002
Less accumulated depreciation..........................   (83,781)    (92,112)
                                                         --------    --------
Net property and equipment.............................  $331,974    $440,890
                                                         ========    ========

     At September 30, 1998, Mesa had 13 surplus Beech 1900D aircraft with a net book value of approximately $40 million included in property and equipment, which were non-operating. Estimated losses to be realized upon the disposition of these aircraft are included in the restructuring provision (note 15). As of September 30, 1998 and 1997, Mesa had property and equipment consisting primarily of aircraft parts held for sale with a fair value of approximately $.9 million and $5.0 million, respectively, included in Other Assets.

4.  LONG-TERM DEBT AND CAPITAL LEASES

     Long-term debt and capital leases consist of the following:

                                                             SEPTEMBER 30
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Notes payable to manufacturers: approximately $2.1
  million including interest due monthly through 2011.
  Notes provide variable rates of interest ranging from
  6.87% to 7.5% at September 30, 1998. Secured by
  aircraft.............................................  $236,639    $319,442
Notes payable to manufacturers principal and interest
  due in September 1999. Notes provide fixed interest
  at 7.5%. Secured by aircraft.........................    23,100          --
Notes payable to banks: Approximately $93,500 due
  monthly plus interest indexed to adjusted LIBOR rates
  (7.31% to 7.56% at September 30, 1998) through 2006.
  Secured by aircraft..................................     8,174      49,569
Capital leases; due in monthly installments through
  1999; interest indexed to prime rate. Secured by
  equipment............................................       507         974
Total long-term debt and capital leases................   268,420     369,985
                                                         --------    --------
Less current portion...................................   (33,945)    (31,786)
                                                         --------    --------
Long-term debt and capital leases, excluding current
  portion..............................................  $234,475    $338,199
                                                         ========    ========

                              MESA AIR GROUP, INC.

     Principal maturities of long-term debt and capital leases for each of the next five years are as follows:

                                                 YEAR ENDING SEPTEMBER 30
                                                 ------------------------
                                                      (IN THOUSANDS)
1999...........................................          $ 33,945
2000...........................................            10,950
2001...........................................            11,630
2002...........................................            12,203
2003...........................................            12,841
Thereafter.....................................           186,852

     At September 30, 1998, Mesa had 86 aircraft with debt balances with maturities through December 2011. During 1996, Raytheon Aircraft Credit Corporation ("RACC") provided financing on 69 Beech 1900D aircraft. In April 1998, Mesa reached an agreement with RACC, to defer the monthly principle and interest payments due on the aircraft for the months of May, June and July. The payments were deferred by extending the financing terms for an additional three months In addition, RACC agreed to finance two Beech 1900 aircraft owned by Mesa for an amount equal to the monthly payments due on 69 Beech 1900D aircraft for the months of August, September and October 1998. Mesa then used the proceeds of the financing for those monthly payments. The two aircraft were financed by RACC with non-recourse, non-interest bearing loans and are in the process of being sold. In September 1998, RACC refinanced from another lender an additional 11 Beech 1900D aircraft. The total financing by RACC is secured by the aircraft and totals $260 million at September 30, 1998 with monthly payments of $2.1 million In November 1998, RACC refinanced from another lender three more Beech 1900D aircraft.

     In August 1998 Mesa reached an Agreement with RACC whereby RACC agreed to purchase excess Beech 1900 aircraft parts from Mesa. As a result of disputes between Mesa and RACC regarding the applicability and value of certain aircraft parts under the Agreement, Mesa withheld its monthly payment on 83 Beech 1900 aircraft to RACC for the months of October and November 1998. In an Agreement dated January 7, 1999, Mesa and RACC resolved the issues regarding these parts and RACC accepted them in lieu of payment for the months of October and November, 1998. To the extent that any Event of Default, as defined in the Loans, may have occurred for the months of October and November 1998, they have been deemed fully cured pursuant to the terms of the Agreement with RACC.

     Mesa leases a flight simulator which has been recorded as a capital lease. This simulator was sold subsequent to year end.

                              MESA AIR GROUP, INC.

5.  INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                                SEPTEMBER 30
                                                    ------------------------------------
                                                     1998           1997          1996
                                                    -------    --------------    -------
                                                               (IN THOUSANDS)
CURRENT:
  Federal.........................................  $(6,162)      $(10,139)      $ 7,912
  State...........................................                                   727
                                                    -------       --------       -------
                                                     (6,162)       (10,139)        8,639
DEFERRED:
  Federal.........................................   (1,451)       (16,054)        8,457
  State...........................................     (149)        (4,385)        2,016
                                                    -------       --------       -------
                                                     (1,600)       (20,439)       10,473
                                                    -------       --------       -------
                                                    $(7,762)      $(30,578)      $19,112
                                                    =======       ========       =======

     The actual income tax expense (benefit) differs from the "expected" tax expense (benefit) (computed by applying the U.S. federal corporate income tax rate of 35 percent in 1998, 1997 and 1996 to earnings (loss) before income taxes) as follows:

                                                               SEPTEMBER 30
                                                   -------------------------------------
                                                     1998           1997          1996
                                                   --------    --------------    -------
                                                              (IN THOUSANDS)
Computed "expected" tax expense (benefit)........  $(21,419)      $(27,711)      $17,332
Increase (reduction) in income taxes resulting
  from:
  Intangibles....................................        98             98            98
  Investment tax credits.........................        --             --           (29)
  Tax exempt interest............................        --             (1)          (32)
  State taxes, net of federal tax benefit........    (2,203)        (2,850)        1,783
  Increase in valuation allowance................    14,500             --            --
Other............................................     1,262           (114)          (40)
                                                   --------       --------       -------
          Total income tax expense (benefit).....  $ (7,762)      $(30,578)      $19,112
                                                   ========       ========       =======

     Elements of deferred income tax assets (liabilities) are as follows:

                                                             SEPTEMBER 30
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Deferred Tax Assets:
Inventory, parts and equipment allowances..............  $  3,566    $  2,485
Accrued expenses.......................................       500         904
Deferred credit........................................        --         536
Other accrued liabilities..............................       757         770
Provisions not deductible for tax......................    20,724      27,831
AMT credit carryover...................................     2,099      12,922

                              MESA AIR GROUP, INC.

                                                             SEPTEMBER 30
                                                         --------------------
                                                           1998        1997
                                                         --------    --------
                                                            (IN THOUSANDS)
Unrealized holding gain on marketable securities.......        --      (1,754)
Benefit of net operating loss and tax credit carry
  forwards.............................................    55,337      20,129
                                                         --------    --------
                                                           82,983      63,823
Valuation allowance....................................   (15,500)     (1,000)
                                                         --------    --------
Net deferred tax assets................................    67,483      62,823
Deferred tax liabilities:
Depreciation and tax capital lease differences.........   (67,483)    (64,423)
                                                         --------    --------
Net deferred taxes.....................................  $     --    $ (1,600)
                                                         ========    ========

     Deferred tax assets include benefits estimated to be realized from the utilization of minimum tax credit carryforwards of $2.1 million which do not expire; from the utilization of investment tax credit carryforwards of $3.7 million which expire in 2000 through 2001; and net operating loss carryforwards of $41.9 million and $87.1 million which expire during 2012 and 2018 respectively. The tax benefits from the investment tax credit and loss carryforwards, which were obtained in the acquisition of Air Midwest, Inc., have been recorded as a reduction of intangibles.

     During 1998, the valuation allowance was increased by $14.5 million due to a determination that the utilization of net operating loss and tax credit carryforwards was not considered to be "more likely than not". Mesa's U.S. federal income tax returns for the tax years ended September 30, 1993 and 1994 are being examined by the Internal Revenue Service (IRS). A final report of proposed adjustments, including a tax assessment of approximately $1.9 million, has been received from the IRS. Although the ultimate outcome of the examination cannot be predicted with certainty, management is of the opinion that adequate provision exists in the consolidated financial statements for the estimated impact of the examination.

6.  STOCKHOLDERS' EQUITY

     At September 30, 1998, Mesa has the following stock-based compensation plans:

          A. On June 2, 1992, Mesa adopted an employee stock option plan which provides for the granting of options to purchase up to 2,250,000 shares of Company common stock at the fair market value on the date of grant. Under this plan, 1,999,481 options have been granted. In 1996 shareholders voted to reduce the number of options available for granting under the plan by 250,519. This eliminated all remaining options available for granting under this plan.

          B. On December 1, 1995, Mesa adopted an additional employee stock option plan under the new management incentive program (Omnibus
              Plan) which provides for the granting of options to purchase up to 2,800,000 shares of Company common stock at the fair market value on the date of grant. On July 24, 1998, an additional 1,250,000 options were approved by the stockholders to be granted under this plan. Under the plan, options to 2,399,797 shares are outstanding.

          C. In March 1993, Mesa adopted a directors' stock option plan for outside directors. This plan provides for the grant of options for up to 800,000 shares of Mesa's common stock at fair market value on the date of grant. This is a formula-based plan under which options to 150,000 shares have been granted. In 1996 shareholders voted to reduce the number of options available for granting under the plan by 590,000 There are 60,000 remaining shares reserved for options under this plan.

                              MESA AIR GROUP, INC.

          D. On December 9, 1994, Mesa adopted an additional directors' stock option plan for outside directors. This plan provides for the grant of options for up to 50,000 shares of Mesa's common stock at fair market value on the date of grant. This is a formula-based plan under which options to 33,000 shares have been granted and are outstanding.

          E. On June 1, 1998, Mesa adopted a Key Officer Stock Option Plan, which provided for the granting of options to purchase up to 1,600,000 shares of Mesa common stock at the fair market value on the date of grant. Under this plan, 1,150,000 options have been granted.

     At September 30, 1998, there were 2,051,541 shares of common stock available for grant under these plans.

     Transactions involving stock options under these plans are summarized as follows:

                                             1998                  1997                  1996
                                      ------------------    ------------------    ------------------
                                                WEIGHTED              WEIGHTED              WEIGHTED
                                                AVERAGE               AVERAGE               AVERAGE
                                      SHARES    EXERCISE    SHARES    EXERCISE    SHARES    EXERCISE
FIXED OPTIONS                         (000)      PRICE      (000)      PRICE      (000)      PRICE
-------------                         ------    --------    ------    --------    ------    --------
Outstanding at beginning of year....  3,365      $ 9.93     3,389      $10.30     1,625      $11.38
Granted.............................  1,445        8.21       709        6.03     2,007        9.17
Exercised...........................    (69)       6.91       (16)       7.48      (195)       7.75
Canceled/Forfeited..................   (345)      11.85      (717)       7.92       (48)       9.95
                                      -----                 -----                 -----
Outstanding at end of year..........  4,396      $ 9.26     3,365      $ 9.93     3,389      $10.30
                                      =====                 =====                 =====

     At September 30, 1998, the range of exercise prices was $4.88 - $17.25 and weighted-average contractual life of all options was 9.2 years. The number of options exercisable at September 30, 1998 was 2,779,633, and the weighted-average exercise price of these options was $10.04.

     The per share weighted-average fair value of stock options granted during, 1997, and 1996 was $4.24, $3.24, and $4.97, respectively, on the date grant using the Black-Scholes option pricing model with the following -- average assumptions: expected dividend yield 0.0%, risk-free interest rate of 4.5% in 1998 and 5.9% in 1997 and 1996, volatility of 54.2% and an expected life of 6 years.

     Mesa applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had the compensation cost for Mesa's four stock-based compensation plans been determined consistent with SFAS No. 123, Mesa's net earnings (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below:

                                                        1998        1997       1996
                                                      --------    --------    -------
Net earnings (loss)
  As reported.......................................  $(53,434)   $(48,597)   $30,407
                                                      ========    ========    =======
  Pro forma.........................................  $(56,721)   $(50,643)   $27,422
                                                      ========    ========    =======
Earnings (loss) per share: Basic
  As reported.......................................  $  (1.89)   $  (1.72)   $  1.01
                                                      ========    ========    =======
  Pro forma.........................................  $  (2.00)   $  (1.80)   $  0.91
                                                      ========    ========    =======
Earnings (loss) per share: Diluted
  As reported.......................................  $  (1.89)   $  (1.72)   $  1.00
                                                      ========    ========    =======
  Pro forma.........................................  $  (2.00)   $  (1.80)   $  0.90
                                                      ========    ========    =======

                              MESA AIR GROUP, INC.

     Pro forma net earnings (loss) does not reflect options granted prior to 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected over the option vesting period and compensation cost for options granted prior to October 1, 1995 is not considered.

7.  BENEFIT PLANS

     Mesa had sponsored two 401(k) plans, one for employees of WestAir Commuter and another for employees of MAI, Air Midwest and the non-airline operations, under which employees may contribute up to 15 percent of their annual compensation, as defined. The WestAir plan was terminated in 1998. Mesa currently makes matching contributions of 50 percent of employee contributions up to 10 percent of employee compensation. These plans are not available to certain union employees. Upon completing three years of service, the employee is 20 percent vested in employer contributions and the remainder of the employer contributions vest 20 percent per year. Employees become fully vested in employer contributions after seven years of employment. Mesa has the right to terminate the 401(k) plan at any time.

     Contributions by Mesa to the above plans for the years ended September 30, 1998, 1997 and 1996 were $1,485,618, $1,679,802, and $1,286,746, respectively.

     A management incentive program (Omnibus Plan), approved in September 1995 and ratified by shareholders at the April 1996 annual meeting, has a cash incentive provision that ties the corporate officers to an increase in the earnings per share over the previous year, and the division/subsidiary executives to a specified rate of return on revenue. The total incentive expense under the Omnibus Plan for fiscal year 1997 and 1996 was approximately $191,000, and $1.9 million respectively. This plan was inactivated during 1998, and consequently, there was no expense under this plan for fiscal year 1998.

     On March 9, 1993, Mesa adopted an Employee Stock Bonus Plan which provides for employees of Mesa to receive shares of Common Stock in lieu of discretionary cash bonuses accrued each quarter. The custodian of the plan is empowered to determine the times at which and the conditions under which the plan, on behalf of participating employees, purchases shares of Common Stock. All purchases of Common Stock by the custodian will be made at prices approximating fair market value on the date of purchase, subject to the limitation that only 1,000,000 shares may be purchased over the life of the plan. The bonuses paid under the plan for the year ended September 30, 1997 and 1996 were $348,693, and $969,937, respectively. No bonuses were paid under this program for fiscal year 1998. As of September 30, 1998, a total of 405,501 shares have been issued pursuant to the plan. As of May 9, 1997 the Employee Stock Bonus Plan was discontinued and replaced with a monthly completion bonus based on improvements in percentage of on-time completed flights. This monthly completion bonus program was discontinued in the second calendar quarter of 1998.

8.  LEASE COMMITMENTS

     At September 30, 1998, Mesa leased 45 aircraft under non-cancelable operating leases with remaining terms ranging up to 18.5 years. The aircraft leases require Mesa to pay all taxes, maintenance, insurance and other operating expenses. Mesa has the option to terminate certain of the leases at various times throughout the lease. At September 30, 1998 five of the CRJ aircraft are under interim financing agreements which are expected to be replaced by operating leases and accordingly are included in the minimum lease commitments below. Included as leased aircraft are seven Embraer Brasilia aircraft which are to be traded in on CRJ's. The manufacturer intends to reimburse Mesa for the lease cost until the aircraft are sold or leased elsewhere.

     Aggregate rental expense totaled $21.9 million (net of approximately $8 million in aircraft rental payments recorded against the United Express code-share provision (note 15)), $43.6 million, and $59 million for the years ended September 30, 1998, 1997 and 1996 respectively.

                              MESA AIR GROUP, INC.

     Future minimum lease payments under noncancelable operating leases are as follows:

                                                 YEAR ENDING SEPTEMBER 30
                                                 ------------------------
                                                      (IN THOUSANDS)
1999...........................................          $38,666
2000...........................................           37,217
2001...........................................           36,152
2002...........................................           35,815
2003...........................................           35,126
Thereafter.....................................          351,977

9.  AIRCRAFT ACQUISITIONS AND COMMITMENTS

     Mesa has ordered 32 CRJ aircraft for use in its America West Express operation in Phoenix, Arizona and Columbus, Ohio, and for its USAirways Express operations on the East Coast. As of December 18, 1998, Mesa had received 20 of the 32 CRJ aircraft on order and expects to take delivery of the remaining 12 by the end of 1999. Mesa has Rolling Options for an additional 16 CRJ aircraft with a delivery schedule of one per month beginning June 2000. The value of these 16 CRJ aircraft at listed prices is approximately $320 million. The remaining seven Embraer Brasilia aircraft will be traded in on new CRJ aircraft on a one-for-one basis.

     Approximately $1.0 million was incurred as a one-time expense in the fourth quarter of fiscal 1997 related to the return of two Fokker 70 aircraft to Daimler-Benz.

     On January 9, 1997, one of Mesa's wholly owned subsidiaries, FCA, Inc., entered into a distributorship agreement ("the Distributorship Agreement") with Sino Swearingen Aircraft Company, L. P. ("SSAC"). The Distributor Agreement grants FCA exclusive distribution rights in the states of Colorado, Louisiana, New Mexico and Texas for sale of SSAC aircraft and parts. The Distributorship Agreement also requires FCA to maintain a retail sales area, hangar and maintenance facility, with appropriate staff, and an adequate supply of spare parts at a general aviation airport strategically located within FCA's distribution area. FCA has agreed to purchase eight aircraft from SSAC with delivery dates beginning in the first quarter of 1999 and ending in the first quarter of 2001. The current purchase price of each aircraft is approximately $4.2 million and is subject to change by SSAC. FCA is required to make progress payments to SSAC on each aircraft as follows: upon execution of the purchase agreement, $75,000; 365 days prior to delivery date, $50,000; 180 days prior to delivery date, $150,000; at delivery, approximately $3.9 million (based upon the current purchase price) reduced by the distributors' profit. In total, FCA is presently obligated to purchase approximately $33.5 million of SSCA aircraft at current prices. FCA is also obligated to purchase an adequate supply of parts to support aircraft sold in the distribution area. In February 1997, FCA made progress payments of $600,000 to SSAC against its purchase order for eight aircraft. SSAC has subsequently notified FCA that the delivery schedule for the eight aircraft will be delayed until the fourth quarter of calendar year 1999. The Distributorship Agreement is cancelable by mutual agreement of the parties or unilaterally by SSAC. The Chief Executive Officer of SSAC, Mr. Jack Braly, is a member of the Board of Directors of Mesa.

     Mesa has negotiated 10-year engine maintenance contracts with General Electric Aircraft Engines ("GE") for the CRJ and with Pratt and Whitney, Canada Aircraft Services ("PWC") for the Dash 8-200 aircraft. The GE engine maintenance contract provides coverage for the engines on the CRJ aircraft. The PWC contract provides coverage for all Dash 8-200 aircraft engines operated by Mesa. Both contracts provide for payment at the time of the repair event and a fixed dollar amount per flight hour, subject to escalation based on changes in the CPI, for the number of flight hours incurred since the previous event.

                              MESA AIR GROUP, INC.

10.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                SEPTEMBER 30
                                                        -----------------------------
                                                         1998       1997       1996
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Cash paid for interest................................  $14,743    $27,776    $12,047
Cash paid for income taxes............................  $ 4,138    $ 2,600    $12,445

     In 1996 Mesa purchased property and equipment upon which debt was incurred of approximately $280 million. In 1997 Mesa purchased property and equipment upon which debt was incurred totaling approximately $31.7 million. In 1998 Mesa did not purchase any property or equipment upon which debt was incurred.

11.  COMMITMENTS AND CONTINGENCIES

     Mesa and CCAIR, Inc., a regional airline based in Charlotte, North Carolina that operates under a code-sharing agreement with USAirways, announced in August 1998 that they had signed a letter of intent whereby Mesa would acquire CCAIR as a wholly owned subsidiary. The transaction would be valued at approximately $60 million (including $15 million of debt assumed) and is intended to be accounted for as a pooling of interests. The agreement contemplated by the Letter of Intent is an all stock transaction whereby Mesa would acquire all outstanding shares of CCAIR's common stock by issuing Mesa shares equivalent in value to $5.40 for each share of CCAIR common stock, subject to a maximum of .982 shares (at a Mesa share price of $5.50) and a minimum of .568 shares (at a Mesa share price of $9.50). Consummation of the transaction is subject to certain conditions, including completion of mutual due diligence, the negotiation and execution of a definitive merger agreement, receipt of regulatory approval, shareholder approval from both the CCAIR shareholders (as to the merger) and the Mesa shareholders (as to the issuance of Mesa shares in the merger), and satisfaction of closing conditions to be contained in a definitive purchase agreement.

     Mesa operates under a five-year agreement with the Air Line PilotsAssociation (ALPA) covering pilots at MAI and Air Midwest, Inc. The contract provides for industry-average pay, economic work rules and excellent opportunities for advancement. Air Midwest mechanics are represented by the International Association of Machinists (IAM) and flight attendants are represented by the Association of Flight Attendants (AFA). No other Mesa subsidiaries are parties to collective bargaining agreement or union contracts.

     During December 1995, the Federal Aviation Administration (FAA) announced rules which require commuter airlines with aircraft of 10 or more passenger seats operating under FAR Part 135 rules to begin operating those aircraft FAR
Part 121 regulations by the end of March 1997. Mesa was one of largest regional airlines operating under FAR Part 135 regulations. In of Mesa's conversion to FAR Part 121 and to address issues raised in past inspections, the FAA began a special review of Mesa's operations in June 1996. As a result of a special review by the FAA of Mesa's operations, and other factors, a Consent Order was signed with the FAA in September 1996, assessing a compromise civil penalty of $500,000. Mesa paid $250,000 of the compromise amount, and the remaining $250,000 was waived after Mesa complied with provisions of the Consent Order. Mesa agreed to adopt operational standards that exceed the requirements of the Federal Aviation Regulations and to consolidate control of operational areas (maintenance, flight operation and training) under one central management team. Effective in March 1997, the FAA required that commuter airlines with aircraft of 10 or more passenger seats begin operating those aircraft under FAR Part 121 regulations instead of FAR Part 135. Mesa completed the transition to FAR Part 121 on the FAA's deadline. Company management is monitoring the cost increases resulting from compliance with FAR Part 121 regulations. The cost increase is primarily related to additional training, dispatch and maintenance procedures.

                              MESA AIR GROUP, INC.

     During 1994, seven shareholder class action complaints were filed in the United States District Court for the District of New Mexico against Mesa, certain of its present and former corporate officers and directors, its independent auditor, and certain underwriters who participated in Mesa's June 1993 public offering of Common Stock. During October 1995, the court certified a class consisting of persons who purchased Mesa stock between January 28, 1993 and August 5, 1994. These complaints have been consolidated by court order, and, after the court granted in part a motion dismiss in May 1996, a third amended consolidated complaint has been filed alleging that during the class period the defendants caused or permitted Mesa to issue publicly misleading financial statements and other misleading statements in the registration statement for the June 1993 public offering, annual and quarterly reports to shareholders, press releases and interviews with securities analysts. In May 1998, Mesa entered into a memorandum of understanding with the plaintiffs to settle the litigation. While Mesa and its corporate officers and directors believe they have substantial and meritorious defenses against the plaintiff's allegations and have defended their position vigorously, they have agreed to a settlement to avoid ongoing litigation. The memorandum of understanding provides for a total of $8 million to be paid the class plaintiffs on behalf of the defendants. Mesa paid a substantial portion of the settlement. On December 1, 1998, the settlement was approved by the Court and the cases dismissed. Mesa used funds reserved for the defense of the case as its contribution towards the settlement.

     In June 1997, UAL filed a complaint in the United States District Court for the Northern District of Illinois against two subsidiaries of Mesa, Mesa Airlines, Inc. ("MAI") and WestAir Commuter Airlines, Inc. ("WestAir"), seeking a judicial declaration of the parties' rights and obligations under two separate written agreements, pursuant to which MAI and WestAir allegedly agreed to provide certain airline transportation services to UAL including the provision of scheduled air transportation services in certain areas of the United States under the service mark "United Express." UAL contends that, under these agreements, UAL has the right to "increase, decrease, or in any other way adjust the flight frequencies, or markets, or both" in certain airports currently serviced by WestAir and/or MAI. In January 1998, UAL amended its complaint to include damages related to MAI's purported breach of contract to provide specified levels of service in certain cities. On November 30, 1998, UAL filed a motion with the Court to amend its Complaint to include an additional $4 million in damages resulting from Mesa's alleged failure to remit baggage fees at Denver International Airport to UAL. The motion has not yet been considered. MAI and WestAir dispute the principal contentions in UAL's complaint, and unless a satisfactory negotiated resolution is achieved, intend to defend their positions vigorously. Furthermore, MAI and WestAir believe that UAL has breached its code-sharing agreements with the respective entities and have filed a counterclaim seeking to recover the substantial damages to the business of MAI and WestAir which have been incurred.

     In addition, Mesa and WestAir have filed suit against UAL and SkyWest Airlines. SkyWest was contracted to be Mesa's successor on the West Coast for the operation of United Express flights. The complaint alleges that SkyWest unlawfully interfered with Mesa's and WestAir's contracts with UAL. It further alleges improper conduct on the part of UAL and SkyWest in terminating markets under the Mesa agreement and in leading to the non-renewal of the WestAir agreement. Mesa is seeking substantial damages against each defendant.

     Mesa settled all claims with the aircraft and equipment lessors of WestAir for approximately $15.0 million. WestAir contributed approximately $11.2 million toward the settlement and Mesa approximately $3.8 million. Mesa anticipates recovering $2.0 million from WestAir's receivables and deposits in the future. WestAir had operated 43 leased aircraft pursuant to the Partnership Agreement and upon cessation of United Express service had considerable liabilities for the remaining terms of the leases.

     Mesa is also a party to legal proceedings and claims which arise during the ordinary course of business.

     In the belief of management, based upon information at this time, the ultimate outcome of all the proceedings and claims pending against Mesa referred to above is not expected to have a material adverse effect on Mesa's consolidated financial position.

                              MESA AIR GROUP, INC.

12.  FINANCIAL INSTRUMENT DISCLOSURE

     The carrying amount of cash and cash equivalents, receivables, notes receivable and accounts payable approximate fair value due to the short maturity periods of these instruments. The fair value of marketable securities is based on quoted market prices (see note 2). At September 30, 1998 the carrying value of Mesa's long-term debt approximates fair value.

13.  VALUATION AND QUALIFYING ACCOUNTS

                                          BALANCE AT        ADDITIONS
                                         BEGINNING OF    CHARGED TO COSTS                  BALANCE AT END
                                             YEAR          AND EXPENSES      DEDUCTIONS       OF YEAR
                                         ------------    ----------------    ----------    --------------
                                                                  (IN THOUSANDS)
ALLOWANCE FOR OBSOLESCENCE DEDUCTED
  FROM EXPENDABLE PARTS AND SUPPLIES
  September 30, 1998...................     $2,631            $   --           $(679)          $1,952
  September 30, 1997...................      1,350             1,281              --            2,631
  September 30, 1996...................      1,200               150              --            1,350

14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents selected quarterly unaudited financial data (in thousands):

                                                   FIRST       SECOND      THIRD       FOURTH
1998                                              QUARTER     QUARTER     QUARTER     QUARTER
----                                              --------    --------    --------    --------
  Operating revenues............................  $124,559    $119,633    $ 99,522    $ 79,827
  Operating income (loss).......................   (35,827)    (11,448)        (38)      2,525
  Net earnings (loss)...........................   (39,091)    (13,259)     (4,361)      3,278
  Net earnings (loss) per share (Basic and
     diluted)...................................  $  (1.38)   $   (.47)   $   (.15)   $    .11

                                                   FIRST       SECOND      THIRD       FOURTH
1997                                              QUARTER     QUARTER     QUARTER     QUARTER
------------------------------------------------  --------    --------    --------    --------
  Operating revenues............................  $121,412    $125,410    $129,443    $134,712
  Operating income (loss).......................     4,650       4,570       1,772     (65,478)
  Net loss......................................      (875)       (989)     (2,503)    (44,230)
  Net loss per share (Basic and diluted)........  $  (0.03)   $  (0.03)   $  (0.09)   $  (1.57)

     The net earnings in the fourth quarter ended September 30, 1998 includes an income tax benefit of $5.3 million.

     The net loss in the fourth quarter ended September 30, 1997 and first quarter ended December 31, 1997, include a provision for the non-renewal of the WestAir code-share agreement and early termination of the Denver code-share agreement with UAL and other adjustments as discussed in note 15.

                              MESA AIR GROUP, INC.

15.  OTHER OPERATING ITEMS

     Other operating items consist of the following expenses (income):

                                                              SEPTEMBER 30
                                                           ------------------
                                                            1998       1997
                                                           -------    -------
                                                             (IN THOUSANDS)
Provision for non-renewal of the WestAir and early
  termination of the Denver code-share agreements with
  UAL....................................................  $33,943    $72,100
Cessation of Ft. Worth jet operations....................    4,000         --
Settlement of shareholder lawsuit........................    2,500         --
Settlement with manufacturer.............................       --     (5,220)
Aircraft return provision................................       --      1,004
                                                           -------    -------
                                                           $40,443    $67,884
                                                           =======    =======

     In July 1997, WestAir received a proposal from UAL for the extension of WestAir's code-sharing agreement which was due to expire on May 31, 1998. The proposal contained certain material amendments to the existing code-sharing agreement. The Company did not accept this proposal because it provided for significant cost increases and did not include certain changes to the proposal requested by the Company. Management continued to negotiate for improvements in the proposal. On July 22, 1997 UAL awarded WestAir's eight Los Angeles contract markets to Skywest Airlines, effective October 1, 1997. UAL subsequently granted additional pro-rate markets to WestAir, sufficient to utilize the aircraft previously serving the eight Los Angeles system contract markets. There was no material cost of transition to these new pro-rate markets, and the new pro-rate markets were attaining similar financial results as the discontinued contract markets. The Company is in litigation to resolve UAL's unilateral termination of WestAir's contract markets in the Los Angeles area.

     In late November 1997, WestAir received written notice from UAL that WestAir's code-sharing agreement would not be renewed. Subsequent to November 1997, management on repeated occasions sought a reconsideration of UAL's decision not to renew the WestAir code-sharing agreement. At a meeting on January 6, 1998, UAL confirmed that it would not reconsider renewing WestAir's code-sharing agreement upon its expiration. WestAir had significant assets in excess of its needs upon expiration of the agreement on May 31, 1998. Accordingly, by resolution of the Board of Directors on January 10, 1998, the Company recognized a loss provision to provide for the cost of discontinuation of WestAir operations.

     The $72.1 million provision provided for the estimated loss on the retirement or sale of aircraft, parts and equipment which are surplus to the needs of Mesa upon expiration and early termination of the code-share agreements. In addition, the provision includes an estimate for all other anticipated costs of discontinuation of the WestAir, Denver and Pacific Northwest operations. The restructuring provision consists of $26.3 million for the Denver intangibles; $39.5 million for costs to sell or retire aircraft and related parts and equipment; and $6.3 million for severance and other costs.

     On January 22, 1998, Mesa received notice from UAL of the termination of the Company's code-sharing agreement covering the Denver system, Pacific Northwest and Los Angeles markets to be effective April 22, 1998. UAL also arbitrarily terminated WestAir's markets in the Pacific Northwest as of April 22, 1998. Mesa notified UAL that the Company considered the termination notice, although improper, wrongful and arbitrary, to been effective as of February 6, 1998, 15 days after issuance of the January 22, 1998 termination notice in accordance with the termination provisions of the contract. All service to these markets was discontinued by April 22, 1998. As a result of UAL's new code-sharing partners for these markets not needing the Company's aircraft and equipment associated with these operations, the Company recorded a $33.9 million loss provision

                              MESA AIR GROUP, INC.

in the quarter ended December 31, 1997, to provide for costs to dispose of or redeploy certain aircraft, as well as other costs to shut down the Denver system.

     Termination of Mesa's and WestAir's code-sharing agreement with United Airlines resulted in a surplus of 21 British Aerospace Jetstream 31 aircraft, 29 Embraer Brasilia aircraft, 39 1900D Beech aircraft and 11 Dash 8 aircraft for a total of 100 aircraft. The British Aerospace Jetstream 31 aircraft, the Embraer aircraft and the Dash 8 aircraft are subject to long-term leases. Although the surplus 1900D Beech aircraft are not specifically identified, the majority of these aircraft are owned with an average net book value of $3.3 million per aircraft.

     The Company recognized a loss provision of approximately $4.0 million during the quarter ended March 31, 1998, to provide for the expense of closing the facilities associated with the Ft. Worth independent jet operation and relocating the related aircraft.

     The restructuring provisions and the activity in the accruals during 1998, related to the UAL code-share agreements and the Ft. Worth operations, can be summarized as follows:

                                                PROVISION                                     BALANCE
                                ------------------------------------------                 -------------
                                SEPTEMBER 30,    DECEMBER 30,    MARCH 31,    PROVISION    SEPTEMBER 30,
                                    1997             1997          1998       UTILIZED         1998
                                -------------    ------------    ---------    ---------    -------------
Aircraft and related parts....     $39,500         $21,943            --      $(34,172)       $27,271
Denver intangibles............      26,343              --            --       (26,343)            --
Severance and other...........       6,257          12,000            --       (11,423)         6,834
Ft. Worth operations..........          --              --         4,000        (3,723)           277
                                   -------         -------        ------      --------        -------
                                   $72,100         $33,943        $4,000      $(75,661)       $34,382
                                   =======         =======        ======      ========        =======

     Mesa believes these provisions will be adequate to cover the costs of terminating the WestAir agreement, shutting down the Denver United Express system and relocating aircraft from the Fort Worth operation.

     The aircraft return provision of $1.0 million in 1997 is related to the two Fokker-70 aircraft returned by Mesa to Daimler-Benz in August and September, 1997.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

     The following information sets forth the names and ages of the directors and executive officers of Mesa and certain additional information regarding their respective business experience:

     1.  Directors

     PAUL R. MADDEN, age 72, was appointed as Chairman of the Board and Chairman of the Executive Committee on February 3, 1998 and as a director of Mesa in April 1997. Mr. Madden is currently Of Counsel to the Phoenix law firm of Gallagher & Kennedy and specializes in the corporate and securities areas. From June 1994 through November 1997, Mr. Madden was a partner of the Chicago firm of Chapman and Cutler serving in its Phoenix office. Mr. Madden served as a partner with the Phoenix law firm of Beus, Gilbert & Morrill from January 1991 until June 1994. Prior to joining the Board, Mr. Madden served as securities counsel to Mesa for approximately nine years.

     JONATHAN G. ORNSTEIN, age 41, was appointed Chief Executive Officer effective May 1, 1998 and was appointed to the Compensation Committee on February 3, 1998, the Executive Committee on March 13, 1998, and as a director on January 29, 1998. Mr. Ornstein is the controlling shareholder of Barlow Management, Inc., the general partner of Barlow Partners II, L.P., an investment partnership which owns approximately eight percent of CCAIR, and approximately six percent of Mesa Air and is Chairman of the Board of Virgin Express Holdings, plc, which operates through a subsidiary called Virgin Express, S.A./N.V. as a low-cost European airline. From April 1996 to his joining Mesa Air as CEO, Mr. Ornstein served as President and Chief Executive Officer of Virgin Express S.A./N.V. From 1995 to April 1996, Mr. Ornstein served as Chief Executive Officer of Virgin Express Holdings, plc. Mr. Ornstein joined Continental Express Airlines, Inc. as President and Chief Executive Officer in July 1994, and in November 1994, he assumed additional duties at Continental Airlines, Inc. as Senior Vice President, Airport Services. Mr. Ornstein was employed by Mesa from 1988 to July 1994 where his positions included President of Mesa's WestAir Holding, Inc. subsidiary and Executive Vice President. Mr. Ornstein's employment agreement provides the Company will use its good-faith efforts to cause the Board to include Mr. Ornstein among its nominees and to appoint him as Chief Executive Officer through March 13, 2001. From March 1985 to December 1987, Mr. Ornstein was a securities broker.

     JAMES E. SWIGART, age 47, has served as a director and as Vice Chairman of the Board of Mesa Air since January 29, 1998, a member of its Audit Committee since February 3, 1998 and a member of the Nominating Committee since April 27, 1998. Mr. Swigart is a minority shareholder of Barlow Management, Inc., the general partner of Barlow Partners II, L.P. which owns approximately eight percent (8%) of CCAIR, and approximately six percent (6%) of Mesa Air. Mr. Swigart is currently the President and Chief Executive Officer of Virgin Express, S.A./N.V., a low-cost European commuter airline, positions he has held since May 1, 1998. He was appointed a director of Virgin Express Holdings, plc on May 22, 1998. From December 1995 to April 1998, Mr. Swigart served as the Chief Financial Officer of Virgin Express Holdings, plc. From April 1996 to April 1998, he served as Chief Financial Officer of Virgin Express, S.A./N.V. Mr. Swigart served as the Chief Financial Officer of Continental Express Airlines, Inc. from July 1994 to November 1995 and President and controlling shareholder of Hydralign, a manufacturer of machinery for the paper and plastics industries, from September 1993 to July 1994. From 1986 until August 1993, Mr. Swigart served as the Senior Vice President of the Transportation Group at Lehman Brothers. He previously served as a member of the Board of the Company from December 6, 1993 until August 10, 1994.

     DANIEL J. ALTOBELLO, age 58, has been a director of Mesa Air since January 29, 1998, as Chairman of its Compensation Committee since February 3, 1998 and Chairman of Mesa Air's Nominating Committee since April 27, 1998. Since September 1995, Mr. Altobello has been the Chairman of Onex Food

Services, Inc., the parent corporation of Caterair International, Inc. and LSG/SKY Chefs, and the largest airline catering company in the world. From 1989 to 1995, Mr. Altobello served as Chairman, President and Chief Executive Officer of Caterair International Corporation. From 1979 to 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation, including Executive Vice President of Marriott Corporation and President, Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University, including service as Vice President, Administration Services. He is a member of the board of directors of American Management Systems, Inc., Colorado Prime Foods, Care First, Inc., Care First of Maryland, Inc., MESA Air Group, World Airways, Inc., First Union Realty Trust, Atlantic Aviation Holdings and SodexhoMarriott Inc. and a trustee of Loyola Foundation, Inc., Mt. Holyoke College, Suburban Hospital Foundation, Inc. and the Woodstock Theological Center at Georgetown University.

     JACK BRALY, age 57, has served as a director of Mesa Air since December 6, 1993, as a member and Chairman of its Audit Committee since March 1994, as a member of Mesa Air's Compensation Committee since December 6, 1993, and as a member of its Nominating Committee since April 27, 1998. Since August 5, 1996, Mr. Braly has served as the President, Chief Executive Officer and a member of the Board of Directors of Sino Swearingen Aircraft Company, a private aircraft manufacturer. From June 1994 to August 5, 1996, Mr. Braly was an officer of the North American Aircraft Modification division of Rockwell International. He served as Vice President Aircraft Manufacturing from June 1994 to October 1994, as Executive Vice President from October 1994 to October 1995 and was Vice President and General Manager from October 1995 to August 5, 1996. Before joining Rockwell International, Mr. Braly served as a consultant to various aircraft manufacturers and regional airlines from August 1993 until June 1994. Prior thereto, Mr. Braly was President of Beech Aircraft Corporation from March 1991 until July 1993.

     HERBERT A. DENTON, age 51, has been a director since January 29, 1998 and has been a member of Mesa Air's Executive Committee since February 3, 1998. Mr. Denton is the President of Providence Capital Inc., an investment-banking firm he co-founded in 1991. He also serves on the Board of Directors of Chic by H.I.S., Inc., an apparel manufacturing company, where he is the Chairman of the Compensation Committee.

     GENERAL RONALD R. FOGLEMAN, U.S.A.F., retired, age 56, has been a director since January 29, 1998. General Fogleman has been a member of Mesa Air's Audit Committee since February 3, 1998, its Executive Committee since March 13, 1998, and its Nominating Committee since April 27, 1998. In September 1997, he retired from the Air Force with the rank of General. He served as Chief of Staff of the United States Air Force from 1994 until 1997 and as Commander-in-Chief of the United States Transportation Command from 1992 until 1994. General Fogleman currently serves on the Board of Directors of North American Airlines, a feeder airline for El Al; Southern Air, a private air transportation company; Rolls Royce of North America; and World Airways.

     J. CLARK STEVENS, age 48, was named President of Mesa in January 1995 and has been a director of the Company since May 1995. From February 1993 until January 1995, Mr. Stevens was President of the Company's FloridaGulf Airlines Division and from December 1992 until February 1993, Mr. Stevens served as Vice President, DFW Division with Simmons Airlines, d/b/a American Eagle. From September 1990 to September 1990 to December 1992, he served as Executive Vice President of MetroFlight, Inc., d/b/a American Eagle. Mr. Stevens resigned as an officer and director of the Company in October, 1998.

     LARRY L. RISLEY, age 54, is Chairman Emeritus of the Board of Directors of Mesa Air and presently serves as Manager of Special Projects. He formerly served as Chairman of the Board from the incorporation of Mesa Air until February 3, 1998 and as Chief Executive Officer from the incorporation of Mesa Air until April 30, 1998. He served as President of Mesa from 1983 through January 13, 1995. Mr. Risley's employment agreement with Mesa Air provides the directors will continue to vote to nominate Mr. Risley and to use their best efforts to cause his election to the Board through the fiscal year ending September 30, 2003.

     2.  Executive Officers

     BLAINE M. JONES, age 43, has been Chief Financial Officer of Mesa since April 1998. From January 1997 to April 1998, he served as a financial consultant with Merrill Lynch and from 1995 to 1996 he was a principle in Four Corners Office Products, Inc. From 1985 to 1995, Mr. Jones held various positions with Mesa including Chief Financial Officer and President of Mesa's Mountain West Division.

     The directors hold office until the next annual meeting of shareholders and until their successors are elected and qualified.

ITEM 11.  EXECUTIVE COMPENSATION

COMPENSATION SUMMARY OF EXECUTIVE OFFICERS

     The following table sets forth certain compensation paid or accrued by Mesa during the fiscal year ended September 30, 1998 to the Chief Executive Officer and the four most highly compensated executive officers of Mesa whose total annual salary and bonuses exceeded $100,000.

                                                              OTHER
                                                              ANNUAL                   ALL OTHER
                                     SALARY      BONUS     COMPENSATION    OPTIONS    COMPENSATION
NAME AND PRINCIPAL POSITION  YEAR      ($)        ($)          ($)           (#)          ($)
---------------------------  ----    -------    -------    ------------    -------    ------------
Jonathan G. Ornstein.......  1998     84,615
  Chief Executive Officer
Blaine M. Jones............  1998     46,154
  Chief Financial Officer
Arlo E. Clough.............  1998    100,000                  17,666
  Senior Vice President of
  Maintenance
Archille R. Paquette.......  1998    130,000     65,000
  President Air Midwest
Timothy L. Coon............  1998     18,462(2)
  Vice President USAirways
Larry L. Risley............  1998    318,315         --           --
  Former Chairman of the     1997    350,000                               150,000        4,750
  Board and Chief Executive  1996    350,000    420,000                    150,000        4,750
  Officer
J. Clark Stevens...........  1998    239,852         --           --
  Former Chief Operating     1997    235,000         --                     80,000        4,750
  Officer and President      1996    235,000    235,000                     80,000        4,750

---------------
1) Mr. Ornstein joined Mesa on May 1, 1998. His annual salary is $200,000.

2) Messrs. Jones and Coon commenced their employment with Mesa on May 1, 1998 and July 15, 1998, respectively. Each of their annual salaries is $100,000.

3) Bonuses are actually paid after the end of each fiscal year and reflect performance for the prior year. As Mesa incurred a loss for fiscal 1997, no bonuses were paid to its employees in fiscal 1998. Bonuses were paid to certain officers of Mesa's wholly owned subsidiaries.

4) As of December 31, 1998, Larry L. Risley owned 516,380 shares of Mesa Common Stock and J. Clark Stevens owned no shares of Mesa Common Stock.

5) These amounts represent both vested and non-vested Mesa contributions to the individual named executive officer's 401(k) plan. Under Mesa's 401(k) plan, employees may contribute up to 15% of their annual salary and bonus up to a specified maximum. Mesa currently makes matching contributions equal to 50% of employees' contribution (including officers) with a cap of 10% of the employees' annual compensation. Contributions by Mesa to the 401(k) plans for the year ended September 30, 1998 was $1,485,618.

OPTIONS

                       OPTION GRANTS IN LAST FISCAL YEAR

                               INDIVIDUAL GRANTS

                                                                                       POTENTIAL
                                                                                       REALIZABLE
                                           PERCENT OF                                   VALUE AT
                                             TOTAL                                      ASSUMED
                              NUMBER OF     OPTIONS/                                     ANNUAL
                              SECURITIES      SARS                                      RATES OF
                              UNDERLYING    GRANTED                                   STOCK PRICE
                               OPTIONS/        TO                                     APPRECIATION
                                 SARS      EMPLOYEES     EXERCISE OF                   FOR OPTION
                               GRANTED     IN FISCAL      BASE PRICE     EXPIRATION     TERM(2)
            NAME                 (#)          YEAR          ($/SH)          DATE         5% (S)       10% (S)
            (A)                  (B)          (C)            (D)            (E)           (F)           (G)
            ----              ----------   ----------   --------------   ----------   ------------   ---------
Jonathan G. Ornstein........  1,012,800       78.1%        6.60 - 8.25    03/12/08       19,769      4,800,232
Blaine M. Jones.............    150,000       10.4%               7.82    04/12/08       48,671        772,307
Arlo E. Clough..............         --         --                  --          --           --             --
Archille R. Paquette........         --         --                  --          --           --             --
Timothy L. Coon.............         --         --                  --          --           --             --
Larry L. Risley.............         --         --                  --          --           --             --
J. Clark Stevens(3).........     80,000         --                8.75    03/31/08           --        337,497

---------------
1) Of the total, 1,000,000 options were granted under the 1998 Key Officer Stock Option Plan, and 12,800 were granted under the 1994 Additional Directors' Stock Option Plan. The shares granted under the Key Officer Stock Option Plan are exercisable in annual 1/3 increments with 1/3 vesting immediately on the grant date of March 12, 1998. The shares issued under the Additional Directors' Plan vest in annual 1/3 increments beginning in January 1999.

2) These options were granted under the 1998 Key Officer Stock Option Plan and are exercisable in annual 1/3 increments with 1/3 vesting immediately on the grant date of April 12, 1998.

3) Subsequent to year-end, Mr. Stevens resigned as an officer of Mesa, and his options were purchased by the Company.

4) The exercise price per share of the options listed in the table are not less than the fair market value of a share of Mesa Common Stock on the date of grant, as determined under the various Plans.

5) Potential realizable values shown above represent the potential gains based upon annual compound stock price appreciation of 5% and 10% from September 30, 1998 through the full option term. The actual value realized, if any, on stock option exercises will be dependent upon overall market conditions and the future performance of Mesa and Mesa common stock. There is no assurance that the actual value realized will approximate the amounts reflected in this table.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                      NUMBER OF
                                                                     UNEXERCISED        VALUE OF UNEXERCISED
                                                                      OPTIONS AT        IN-THE-MONEY OPTIONS
                                                                  SEPTEMBER 30, 1998    AT SEPTEMBER 30, 1998
                          SHARES ACQUIRED ON    VALUE REALIZED       EXERCISABLE/           EXERCISABLE/
NAME                         EXERCISE (#)            ($)            UNEXERCISABLE           UNEXERCISABLE
----                      ------------------    --------------    ------------------    ---------------------
Jonathan G. Ornstein....          --                  --           333,333/679,467               0/0
Blaine M. Jones.........          --                  --            50,000/100,000               0/0
Arlo E. Clough..........          --                  --                  0/16,667               0/0
Archille R. Paquette....          --                  --            112,665/25,000               0/0
Timothy L.Coon..........          --                  --                       0/0               0/0
Larry L. Risley.........          --                  --           950,000/800,000               0/0
J. Clark Stevens(2).....          --                  --           277,999/160,000               0/0

---------------
1) As of September 30, 1998 there were no options currently in the money.

2) Subsequent to year-end, Mr. Stevens resigned as an officer of Mesa, and his options were purchased by the Company.

EMPLOYMENT AGREEMENTS

     Employment agreements have been entered into with the Chief Executive Officer, Chief Financial Officer, Senior Vice-President of Maintenance and the President of Air Midwest. The employment agreements with Jonathan Ornstein, Blaine Jones, Arlo Clough and Archille Paquette provide for a term of two years from inception.

COMPENSATION OF DIRECTORS

     Each outside director receives a salary of $10,000 per year, along with the payment of $1,000 per meeting attended in person; $500 for each committee meeting attended in person; $500 for each telephone Board meeting attended and reimbursement of all expenses associated with attending committee or Board of Directors meetings. In addition, each outside director was granted 3,000 options in fiscal 1998 pursuant to a stock option plan which automatically grants 3,000 options to each outside director on an annual basis. Each outside director also participates in Mesa's Outside Directors Stock Option Plan (the "Formula Plan"). Other than initial grants under this plan, grants pursuant to the Formula Plan are contingent on improved returns for the shareholders. Each outside director is granted 10,000 options as of the first business day of the month following appointment to the Board. (The date of the first grant of option is referred to herein as the "Initial Grant Date"). Each outside director receives a grant of an additional 10,000 options (the "Second Grant") if: (1) the director is still serving as a director of Mesa on the date of the Second Grant; and (2) either the annual percentage increase in shareholder return:

     (a) exceeds seven percent for any fiscal year within four years of the Initial Grant Date (the "Target Percent"), provided that the effective date of the grant shall be delayed until the second anniversary of the Initial Grant Date if the Target Percent is achieved in the first two fiscal years following the Initial Grant Date, or

     (b) exceeds an aggregate of 10 percent for any two consecutive fiscal years within four years after the Initial Grant Date (the "Alternative Target Percent"). Each outside director receives a third grant of an additional 10,000 options (the "Third Grant") if: (1) the director is still serving as a director of Mesa on the date of the Third Grant; and
         (2) either the annual percentage increase in shareholder return:

     (a) exceeds seven percent for any fiscal year within six years of the Initial Grant Date (the "Additional Target Percent"), provided that the effective date of the grant shall be delayed until the fourth anniversary of the Initial Grant Date if the Additional Target Percent is achieved in the first four fiscal years following the Initial Grant Date, or

     (b) exceeds an aggregate of 10 percent for any two consecutive fiscal years within six years after the Initial Grant Date (the "Additional Alternative Target Percent").

     Options granted to the outside directors on the Initial Grant Date become exercisable one year after the Initial Grant Date and when the fair market value (as defined by the Formula Plan) of the Common Stock has increased by three percent from the Initial Grant Date.

     All other options become exercisable immediately upon satisfaction of the following conditions: six months after the date the option was granted, and when the fair market value of the shares (as defined in the Formula Plan) has increased by seven percent from the date the option was granted.

     With respect to options granted on the Initial Grant Date, the exercise price of the options granted under the Formula Plan may not be less than the fair market value of the Common Stock on the date of the grant. With respect to options granted on the Second Grant Date, the option price per share may not be less than the fair market value of the shares on the last business day of the fiscal year that Mesa achieves the Target Percent or the Alternative Target percent. With respect to options granted on the Third Grant Date, the option price per share may not be less than the fair market value of the shares as of the last business day of the fiscal year that Mesa achieves the Additional Target percent or the Additional Alternative Target percent.

     Each director who is not an employee of Mesa also receives free travel on Mesa for himself and certain family members and through arrangements with certain major air carriers receives free or reduced-fare travel on those at no cost to Mesa. Mesa believes that the directors' use of free air travel is "de minimis" and therefore did not maintain any records of their travel during fiscal 1998.

     Directors hold office until the next annual meeting of shareholders or until their successors are elected and qualified.

     During fiscal 1998 Mesa paid legal fees and expenses aggregating approximately $250,000 incurred in connection with the defense of a shareholders' derivative action on behalf of Mesa and a class action suit, as a nominal defendant, the directors of Mesa, a former director and a non-director officer. The aggregate amount paid has not been allocated between Mesa and the individuals who are being indemnified pursuant to indemnification agreements and Nevada law.

COMPENSATION COMMITTEE INTERLOCKS

     Daniel J. Altobello, Jack Braly and Jonathan Ornstein all served as members of the Compensation Committee during the fiscal year ended September 30, 1998. Mr. Ornstein assumed the duties President and Chief Executive Officer on May 1, 1998. Neither Mr. Altobello nor Mr. Braly held any executive officer position or other employment with Mesa prior to or during such service.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In August 1998, Mesa entered into a letter agreement with Barlow Partners, L.P. ("Barlow") pursuant to which Barlow agreed to act as CCAIR's exclusive financial advisor with respect to possible business combinations involving CCAIR. Under the terms of that agreement, Barlow is entitled to receive a fee from CCAIR equal to two percent (2%) of the aggregate consideration paid by Mesa upon the closing of the merger transaction. In addition, Barlow has an economic interest in CCAIR by virtue of its ownership of CCAIR common stock. According to a Schedule 13-D filed by Barlow with the Securities and Exchange Commission ("SEC"), Barlow owns 538,617 shares of CCAIR common stock and has the right to acquire 150,000 shares of CCAIR common stock pursuant to the terms of a Warrant previously issued to Barlow. Jonathan G. Ornstein, a member of the Board of Directors and the President and Chief Executive Officer of Mesa, and James E. Swigart, also a director of Mesa, are limited partners of Barlow. As a result of their limited partnership interest in Barlow, Messrs. Ornstein and Swigart report that they beneficially own 414,700 shares and 128,417 shares, respectively, of the CCAIR common stock held by Barlow (excluding their interest in the Warrant).

     On January 9, 1997, one of Mesa's wholly owned subsidiaries, FCA, Inc., entered into a distributorship agreement ("the Distributor Agreement") with Sino Swearingen Aircraft Company, L.P. (SSAC) for the distribution of corporate jets. The Distributor Agreement grants FCA distribution rights in the states of Colorado, Louisiana, New Mexico and Texas for sale of SSAC aircraft and parts. The Distributor Agreement also requires FCA to maintain a retail sales area, hangar and maintenance facility, with appropriate staff, and an adequate supply of spare parts at a general aviation airport strategically located within FCA's distribution area. FCA has agreed to purchase eight aircraft from SSAC with delivery dates beginning in the first quarter of 1999 and ending in the first quarter of 2001. The current purchase price of each aircraft is approximately $4.2 million and is subject to change by SSAC. FCA is required to make progress payments to SSAC on each aircraft as follows: upon execution of the purchase agreement, $75,000; 365 days prior to delivery date, $50,000; 180 days prior to delivery date, $150,000; at delivery, approximately $3.9 million (based upon the current purchase price) reduced by the distributors' profit. In total, FCA is presently obligated to purchase eight aircraft for approximately $33.5 million at current prices. FCA is also obligated to purchase an adequate supply of parts to support aircraft sold in the distribution area. In February 1997, FCA made progress payments of $600,000 to SSAC against its purchase order for eight aircraft. SSAC has subsequently notified FCA that the delivery schedule for the eight aircraft will be delayed until the fourth quarter of calendar year 1999. The Distributor Agreement may be terminated by either party, upon 90 days' notice, on January 9, 2000, or annually thereafter, and is cancelable by mutual agreement of the parties or unilaterally by SSAC. The Chief Executive Officer of SSAC, Mr. Jack Braly, is a member of the Board of Directors of Mesa Air Group, Inc.

     Mesa will enter into future business arrangements with related parties only where such arrangements are approved by a majority of disinterested directors and are on terms at least as favorable as available from unaffiliated third parties.

BOARD OF DIRECTORS


Paul R. Madden
Chairman of the Board and Director

James E. Swigart
Vice Chairman of the Board and Director

Jonathan G. Ornstein
President, Chief Executive Officer
and Director

Daniel J. Altobello
Director

Jack Braly
Director

Herbert A. Denton
Director

Ronald R. Fogleman
Director

Maurice Parker
Director

Larry L. Risley
Chairman Emeritus of the Board
and Director


OFFICERS


Jonathan G. Ornstein
President and Chief Executive Officer

Michael J. Lotz
Chief Operating Officer

Blaine M. Jones
Treasurer and Chief Financial Officer

A.R. (Dick) Paquette
President
Air Midwest

Timothy L. Coon
Vice President
US Airways Express

Michael L. Ferverda
Senior Vice President
Flight Operations

William P. Kostel, Jr.
Vice President
Planning

George H. Lippemeier
Vice President
Safety and Regulatory Compliance

Steven E. Markhoff, Esq.
Secretary

Robert W. Moye
Senior Vice President
Maintenance

James E. Player
Vice President
Controller

Gregory D. Stephens
Vice President
Customer Service

Rodena Turner Bojorquez
Vice President
Human Resources

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